UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CONSOLIDATED Financial Statements 2025

PETROBRAS

O BRASIL É A NOSSA ENERGIA

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Consolidated Statements of Financial Position

PETROBRAS

As of December 31, 2025 and December 31, 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2025	12.31.2024

Cash and cash equivalents	8	6,471	3,271
Financial investments	8	2,726	4,263
Trade and other receivables	14	4,627	3,566
Inventories	15	8,210	6,710
Income taxes	18	658	411
Other taxes recoverable	18	1,368	1,555
Prepayments	16	468	361
Others	22	895	1,189
		25,423	21,326
Assets classified as held for sale	29	25	510
Current assets		25,448	21,836

Trade and other receivables	14	851	1,256
Financial investments	8	3	582
Judicial deposits	20	14,814	11,748
Income taxes	18	365	319
Deferred income taxes	18	1,015	922
Other taxes recoverable	18	4,177	3,282
Prepayments	16	4,238	2,255
Others	22	313	246
Long-term receivables		25,776	20,610
Investments	28	550	659
Property, plant and equipment - PP&E	23	168,040	136,285
Intangible assets	24	2,523	2,255
Non-current assets		196,889	159,809

Total assets		222,337	181,645

Liabilities	Note	12.31.2025	12.31.2024

Trade payables	17	7,442	6,082
Finance debt	30	2,186	2,566
Lease liability	31	10,037	8,542
Income taxes	18	1,292	1,400
Production taxes and other taxes payable	18	3,810	3,284
Dividends payable	32	2,095	2,657
Provision for decommissioning costs	21	2,950	1,696
Employee benefits	19	3,805	2,315
Others	22	2,331	2,205
		35,948	30,747
Liabilities related to assets classified as held for sale	29	103	713
Current liabilities		36,051	31,460

Finance debt	30	24,255	20,596
Lease liability	31	33,315	28,607
Income taxes	18	576	530
Deferred income taxes	18	6,354	1,470
Employee benefits	19	15,367	10,672
Provisions for legal proceedings	20	3,250	2,833
Provision for decommissioning costs	21	25,563	24,507
Others	22	1,715	1,620
Non-current liabilities		110,395	90,835
Current and non-current liabilities		146,446	122,295

Share capital (net of share issuance costs)	32	107,101	107,101
Capital reserve and capital transactions		1,145	29
Profit reserves	32	72,600	61,446
Accumulated other comprehensive deficit	32	(105,281)	(109,470)
Attributable to the shareholders of Petrobras		75,565	59,106
Non-controlling interests	28	326	244
Equity		75,891	59,350

Total liabilities and equity		222,337	181,645
The notes form an integral part of these consolidated financial statements.

3

Consolidated Statements of Income

PETROBRAS

Years ended December 31, 2025, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Sales revenues	9	89,195	91,416	102,409
Cost of sales	10	(46,736)	(45,444)	(48,435)
Gross profit		42,459	45,972	53,974

Income (expenses)
Selling expenses	10	(5,198)	(4,874)	(5,038)
General and administrative expenses	10	(1,938)	(1,845)	(1,594)
Exploration costs	26	(1,217)	(913)	(982)
Research and development expenses		(864)	(789)	(726)
Other taxes		(768)	(1,251)	(890)
Impairment of assets, net	25	(1,519)	(1,531)	(2,680)
Other income and expenses, net	11	(4,842)	(7,893)	(4,031)
		(16,346)	(19,096)	(15,941)

Income before net finance income, results of equity-accounted investments and income taxes		26,113	26,876	38,033

Finance income		1,490	1,954	2,169
Finance expenses		(4,314)	(5,957)	(3,922)
Foreign exchange gains (losses) and inflation indexation charges		3,558	(11,104)	(580)
Net finance income (expense)	12	734	(15,107)	(2,333)

Results of equity-accounted investments	28	(52)	(627)	(304)

Net income before income taxes		26,795	11,142	35,396

Income taxes	18	(7,075)	(3,537)	(10,401)

Net income for the year		19,720	7,605	24,995
Net income attributable to shareholders of Petrobras		19,634	7,528	24,884
Net income attributable to non-controlling interests		86	77	111
Basic and diluted earnings per common and preferred share - in U.S. dollars	32	1.52	0.58	1.91

The notes form an integral part of these consolidated financial statements.

4

Consolidated Statements of Comprehensive Income

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Net income for the year		19,720	7,605	24,995

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on post-employment defined benefit plans	19	(2,862)	3,279	(3,574)
Deferred income tax		109	(375)	271
		(2,753)	2,904	(3,303)
Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		7,730	(15,627)	4,554
Reclassified to the statement of income		2,141	2,992	3,763
Deferred income tax		(3,356)	4,295	(2,830)
	33	6,515	(8,340)	5,487
Translation adjustments (1)
Recognized in equity		221	(2,290)	1,186
		221	(2,290)	1,186
Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	28	246	(261)	267
		246	(261)	267

Other comprehensive income (loss)		4,229	(7,987)	3,637

Total comprehensive income (loss)		23,949	(382)	28,632
Comprehensive income attributable to shareholders of Petrobras		23,823	(373)	28,502
Comprehensive income attributable to non-controlling interests		126	(9)	130
(1) Includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these consolidated financial statements.

5

Consolidated Statements of Cash Flows

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2025	2024	2023
Cash flows from operating activities
Net income for the year		19,720	7,605	24,995
Adjustments for:
Pension and medical benefits	19	1,747	2,934	1,542
Results of equity-accounted investments	28	52	627	304
Depreciation, depletion and amortization	35	15,147	12,479	13,280
Impairment of assets (reversals), net	25	1,519	1,531	2,680
Inventory write down (write-back) to net realizable value	15	4	(42)	(7)
Allowance for credit loss on trade and other receivables, net		80	260	40
Exploratory expenditure write-offs	26	427	482	421
Gain on disposal/write-offs of assets	11	(19)	(228)	(1,295)
Foreign exchange, indexation and finance charges		(1,441)	15,407	2,498
Income taxes	18	7,075	3,537	10,401
Revision and unwinding of discount on the provision for decommissioning costs		782	3,584	2,052
Results from co-participation agreements in bid areas	11	(237)	(259)	(284)
Early termination and cash outflows revision of lease agreements	11	(616)	(349)	(415)
Losses with legal, administrative and arbitration proceedings, net	11	1,023	996	797
Equalization of expenses - Production Individualization Agreements	27	241	16	50
Decrease (Increase) in assets
Trade and other receivables		(471)	1,822	88
Inventories		(857)	(295)	1,564
Judicial deposits		(522)	229	(1,723)
Other assets		249	(165)	324
Increase (Decrease) in liabilities
Trade payables		1,068	970	(1,004)
Other taxes payable		(1,196)	(2,988)	(431)
Pension and medical benefits		(1,062)	(1,001)	(927)
Provisions for legal proceedings		(791)	(467)	(591)
Other employee benefits		1,050	(80)	356
Provision for decommissioning costs		(1,072)	(977)	(902)
Other liabilities		(852)	(737)	(569)
Income taxes paid		(5,001)	(6,907)	(10,032)
Net cash provided by operating activities		36,047	37,984	43,212
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(19,521)	(14,644)	(12,114)
Acquisition of equity interests		2	(22)	(24)
Proceeds from disposal of assets - Divestment		613	863	3,606
Financial compensation from co-participation agreements		355	397	391
Divestment (Investment) in financial investments		2,784	(109)	98
Dividends received		128	146	88
Net cash used in investing activities		(15,639)	(13,369)	(7,955)
Cash flows from financing activities
Changes in non-controlling interest		(1)	(84)	1
Proceeds from finance debt	30	5,320	2,129	2,210
Repayment of principal - finance debt	30	(3,326)	(6,536)	(4,193)
Repayment of interest - finance debt	30	(1,836)	(1,918)	(1,978)
Repayment of lease liability	31	(9,409)	(7,895)	(6,286)
Dividends paid to Shareholders of Petrobras	32	(8,114)	(18,327)	(19,670)
Share repurchase program		−	(380)	(735)
Dividends paid to non-controlling interests		(40)	(77)	(49)
Net cash used in financing activities		(17,406)	(33,088)	(30,700)
Effect of exchange rate changes on cash and cash equivalents		198	(983)	174
Net change in cash and cash equivalents		3,200	(9,456)	4,731
Cash and cash equivalents at the beginning of the year		3,271	12,727	7,996

Cash and cash equivalents at the end of the year		6,471	3,271	12,727
The notes form an integral part of these consolidated financial statements.

6

Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Years ended December 31, 2025 and 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Notas	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Profit Reserves	Accumulated other comprehensive income	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2023		107,101	1,144	66,434	(105,187)	−	69,492	344	69,836
Treasury shares	32.3	−	(735)	−	−	−	(735)	−	(735)
Capital transactions	32.3	−	1	−	−	−	1	1	2
Net income		−	−	−	−	24,884	24,884	111	24,995
Other comprehensive income (loss)	32.4	−	−	−	3,618	−	3,618	19	3,637
Additional dividends proposed	32.5	−	−	(6,864)	−	−	(6,864)	−	(6,864)
Expired unclaimed dividends	32.5	−	−	−	−	7	7	−	7
Appropriations:
Transfer to reserves	32.5	−	−	10,137	−	(10,137)	−	−	−
Dividends	32.5	−	−	2,934	−	(14,754)	(11,820)	(83)	(11,903)
Balance at December 31, 2023		107,101	410	72,641	(101,569)	−	78,583	392	78,975
Treasury shares	32.3	−	(381)	−	−	−	(381)	−	(381)
Capital transactions	32.3	−	−	−	−	−	−	(82)	(82)
Net income		−	−	−	−	7,528	7,528	77	7,605
Other comprehensive income (loss)	32.4	−	−	−	(7,901)	−	(7,901)	(86)	(7,987)
Additional dividends proposed	32.5	−	−	(7,178)	−	−	(7,178)	−	(7,178)
Expired unclaimed dividends	32.5	−	−	−	−	54	54	−	54
Appropriations:
Transfer to reserves	32.5	−	−	130	−	(130)	−	−	−
Dividends	32.5	−	−	(4,147)	−	(7,452)	(11,599)	(57)	(11,656)
Balance at December 31, 2024		107,101	29	61,446	(109,470)	−	59,106	244	59,350
Cancellation of treasury shares	32.3	−	1,116	(1,116)	−	−	−	−	−
Capital transactions	32.3	−	−	−	−	−	−	(4)	(4)
Net income		−	−	−	−	19,634	19,634	86	19,720
Other comprehensive income (loss)	32.4	−	−	−	4,189	−	4,189	40	4,229
Additional dividends proposed	32.5	−	−	(1,477)	−	−	(1,477)	−	(1,477)
Expired unclaimed dividends	32.5	−	−	−	−	153	153	−	153
Appropriations:
Transfer to reserves	32.5	−	−	12,280	−	(12,280)	−	(20)	(20)
Dividends	32.5	−	−	1,467	−	(7,507)	(6,040)	(20)	(6,060)
Balance at December 31, 2025		107,101	1,145	72,600	(105,281)	−	75,565	326	75,891
The notes form an integral part of these consolidated financial statements.

7

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 of Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). The provisions of the Level 2 Regulation shall prevail over statutory provisions in the event of harm to the rights of public offers investors provided for in the Company's Bylaws, except when otherwise determined by other regulation.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, including activities related to the treatment and storage of carbon dioxide, energy transition and the low-carbon economy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 14,134/21 (oil and gas regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations. In case a difference is identified, for every financial year, the Brazilian Federal Government shall compensate the Company.

2.	Basis of preparation
2.1.	Statement of compliance and authorization of consolidated financial statements

These consolidated financial statements have been prepared and are being presented in accordance with the IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The significant accounting policies used in the preparation of these financial statements are set out in their respective explanatory notes.

The preparation of the financial statements requires the use of estimates based on assumptions and judgements, which may affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Relevant estimates and judgments with a higher level of complexity are disclosed in explanatory note 4.

To enhance the understanding of its financial position, the Company made certain changes to the presentation of the consolidated financial statements for the previous years, and applied to the current year, as follows:

•	renaming marketable securities to financial investments;
•	disaggregation of the item prepayments in current and non-current assets, previously presented within others;

8

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	disaggregation of the item income taxes in non-current assets, previously presented within other taxes recoverable;
•	renaming recoverable income taxes to income taxes in current assets; and
•	renaming income taxes payable to income taxes in current and non-current liabilities.

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 5, 2026.

2.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of the Petrobras direct subsidiaries that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

U.S. Dollar / Brazilian Real	Dec/25	Sep/25	Jun/25	Mar/25	Dec/24	Sep/24	Jun/24	Mar/24	Dec/23	Sep/23	Jun/23	Mar/23
Quarterly average exchange rate	5.40	5.45	5.67	5.85	5.84	5.55	5.21	4.95	4.96	4.88	4.95	5.20
Period-end exchange rate	5.50	5.32	5.46	5.74	6.19	5.45	5.56	5.00	4.84	5.01	4.82	5.08

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.	Material accounting policies

To aid cohesion and comprehension, the significant accounting policies are set out at the end of each explanatory note to which they relate.

4.	Judgments and sources of estimation uncertainty

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. The following are the key judgments and the main sources of estimation uncertainty with a significant risk of causing material adjustments to the Company's key accounting estimates over the next fiscal year.

4.1.	Recognition of exploration costs and oil and natural gas reserve estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 26.

The moment in which the technical and commercial feasibility of extracting a mineral resource is determined requires management judgments. An internal commission of technical executives of the Company periodically reviews the conditions of each well, by analysis of geological, geophysical and engineering data, as well as economic conditions, operating methods and government regulations.

The Company considers that the technical and commercial feasibility of a mineral resource can be demonstrated when the project has all the necessary information to characterize the reservoir as a proved reserve. Costs associated with non-commercial mineral resources are recognized as expenses in the period when identified.

According to the definitions prescribed by the SEC, proved oil and natural gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically feasible from a given date, from known reservoirs and under existing economic conditions, operating methods and government regulation.

The Company also determines reserves according to the criteria of the National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers (ANP/SPE). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.	Sources of estimation uncertainty related to impairment testing

Impairment testing of non-financial assets involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE, as described in note 4.1). A significant number of interdependent variables used to determine value in use are derived from these key assumptions, and their application in impairment testing involves a high degree of complexity. Value in use represents the present value of estimated future cash flows originating from an asset or a cash-generating units (CGU).

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 25.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tend to be driven by market supply and demand fundamentals.

Brent prices and exchange rate projections are derived from the Business Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of the Organization of the Petroleum Exporting Countries (OPEC) decisions on the oil market, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the Brazilian Real/U.S. dollar exchange rate.

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The process of projecting Brazilian real/U.S. dollar exchange rate is based on econometric models that consider long-term assumptions involving observable inputs, such as commodity prices, country risk, interest rates in the U.S. and the value of the U.S. dollar relative to a basket of foreign currencies (U.S. dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment losses or reversals on certain assets or CGUs. For example, the Company’s sales revenues and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Note 25 presents Brent prices and exchange rate estimates of the Company.

Discount rates

The discount rates used in impairment tests reflect specific risks associated with the estimated cash flows of the assets or CGUs. For example, changes in the economic and political environment may result in higher country risk projections, causing increases in the discount rates used in impairment tests, as well as investment decisions that result in the postponement or interruption of projects considering specific risks related to non-completion or delayed start of operations.

Note 25 presents the main discount rates applied in impairment tests.

Estimated proved and probable reserves

Reserves estimates, according to the criteria established by the ANP/SPE (as set out in note 4.1) are revised at least annually, based on updated geological and production data of reservoirs, as well as on changes in prices and costs used in these estimates. Revisions may also result from significant changes in the Company’s strategy for development projects or in the production capacity.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of production development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

4.2.2.	Identifying cash-generating units for impairment testing

A cash-generating unit (CGU) represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets. Identifying CGUs requires management assumptions and judgment, based on the Company’s business and management model.

Changes in CGUs resulting from the review of investment, strategic or operational factors, may result in changes in the interdependencies of assets and, consequently, alter the aggregation or breakdown of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval for the sale of a CGU’s component occurs between the reporting date and the date of the issuance of the consolidated financial statements, the Company reassesses whether the value in use of this component, estimated with the information existing at the reporting date, reasonably represents its fair value, net of disposal expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU’s component.

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production (E&P) CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2025, there were 29 fields and 14 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased operation, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Refining, transportation and marketing (RT&M) CGUs:
i)	Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, and to define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets required to supply the market. In 2025, following the signing of the main contracts required for the completion of works and resumption of investments in the Second Refining Unit of RNEST and in the refining and utilities assets of the Boaventura Energy Complex, these assets were integrated into the CGU Set of refining and logistics assets;
ii)	Transportation: comprises assets relating to Transpetro’s fleet of vessels;
iii)	Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);
iv)	Fertilizer plants: sets of assets related to nitrogen fertilizer plants, each one representing individual CGUs, whether returning to operations or hibernated. As of December 31, 2025 the 3 CGUs are: Araucária Nitrogenados S.A. (ANSA), Fafens (fertilizer plants in the states of Bahia and Sergipe), and Nitrogen Fertilizer Unit III (UFN-III); and
v)	Other RT&M CGUs: operations abroad defined as the smallest group of assets that generates independent cash flows.
c)	Gas and Low Carbon Energies (G&LCE) CGUs:
i)	Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;
ii)	Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;
iii)	Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;
iv)	Biodiesel: set of assets comprising Montes Claros and Candeias plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, the results achieved in the commercialization of products, as well as the raw materials supply;
v)	Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;
vi)	Other G&LCE CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 23, assets directly related to the oil and gas production are depleted using the units of production method, calculated by monthly production over the respective developed proved reserves, except for the signature bonuses, which are calculated over total proved reserves.

Proved developed reserves are those for which recovery can be expected: (i) through existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through extraction equipment and operational infrastructure installed at the time of the reserves estimate, if the extraction is carried out by means that do not involve a well.

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Estimates of proved reserves volumes used in the units of production method are prepared by Company’s technicians according to the SEC definitions (as described in note 4.1). Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, assuming all other variables remain constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

4.4.	Sources of estimation uncertainty related to pension plan and other post-employment benefits

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 19.3.2.

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical and hospital costs changes rate: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other actuarial assumptions are revised at least annually and may differ materially from actual results due to changes in market and economic conditions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 19.3.6 and 19.3.7, respectively.

4.5.	Sources of estimation uncertainty related to provisions for legal proceedings and contingencies

The Company is part in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes on the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 20 provides further detailed information about contingencies and legal proceedings.

4.6.	Sources of estimation uncertainty related to decommissioning costs

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations, in the E&P segment. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions (as described in note 4.1). Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Changes in the discount rate can cause significant variations in the recognized amount, due to the long-term nature until abandonment. A sensitivity analysis of discount rates used in the calculation of the provision for decommissioning costs is presented in note 20.

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations. Additionally, abandonment costs are mostly denominated in U.S. dollars, which may result in significant changes in the estimates due to changes in the exchange rates overtime.

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

In the event of a total or partial sale of interest in E&P contracts, the Company remains jointly liable for decommissioning costs after its production has ceased, if the purchaser fails to comply with this obligation, as determined by the ANP.

Provisions for decommissioning costs associated with the Company’s Refining, Transportation and Marketing (RT&M) and Gas and Low Carbon Energy (G&EBC) segments are not recognized as there is no legal or contractual obligation, nor any agreement with third parties for the decommissioning of assets in these segments. Changes in circumstances may require the recognition of provisions for decommissioning costs for such assets. However, such changes are not expected by the Company.

Note 21 provides further information about provision for decommissioning costs.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 31 presents information on lease arrangements by class of underlying assets.

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its “highly probable future exports” based on its current Business Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected export revenues.

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 33.3.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long term, future exports forecasts are reviewed whenever the Company reviews its Business Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.3.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated, treated and, when applicable, follows a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of current or deferred income taxes in the financial statements.

The effect of uncertainty for each uncertain tax treatment is estimated by using the method that provides the best prediction of the resolution of the uncertainty. The most probable amount method provides as an estimate the single most probable amount in a set of possible outcomes, while the expected amount method represents the sum of the amounts weighted by the probability in relation to a range of possible outcomes.

Additional information on uncertainty over income taxes treatments is disclosed in Note 18.1.

4.10.	Sources of estimation uncertainty related to expected credit losses

Credit losses correspond to the difference between all contractual cash flows owed to the Company and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The expected credit loss of a financial asset corresponds to the average of expected credit losses weighted by the respective default risks.

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether there has been a significant increase in credit risk, expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, linked to Brent price, according to the conditions described in note 29.2.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses, linked to Brent price (note 29.2).

5.	Climate change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks. Inversely, potential positive effects of climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

The Company’s Business Plan 2026-2030 incorporates actions and goals related to the transition towards a low-carbon economy. These initiatives include, among others, decarbonization projects for operations aimed at achieving the Company’s carbon sustainability commitments.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Business Plan 2026-2030:

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 23 and 24).

As presented in the following topic, the Company considered the effects related to climate risks in its Business Plan approved by the Board of Directors, which is updated annually, including actions to achieve its climate commitments and its long-term ambition to neutralize Greenhouse Gas (GHG) emissions of scopes 1[1] and 2[2] by 2050.

The aforementioned ambition and commitments are not guarantees of future performance by the Company and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict.

a)	Transition risk to low carbon economy

Transition risks arise from efforts associated with the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

Risk	Description	Time length (2)
Market

Increased demand for energy and products with lower carbon emissions, in addition to a preference for fossil products with lower GHG intensity in production processes, lead to a reduction in oil demand and, consequently, to a decline in prices of fossil fuel products.

In Brazil: the demand for fossil products may be affected, for example, by regulatory stimulation such as the Future Fuel Law and and by the developments of the National Policy on Climate Change and the National Policy on Energy Transition, aiming at meeting Brazil’s emission reduction targets.

Medium and long term
Technological and implementation	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from the Company’s operations and products.	Medium and long term
Regulatory and legal

Establishment of more restrictive regulatory requirements for controlling GHG emissions and other climate-related requirements, which may cause operational restrictions and financial penalties for the Company’s activities.

In Brazil, the approval of the law 15,042/2024, which creates the Brazilian Greenhouse Gas Emissions Trading System (SBCE), may result in additional costs relating to carbon pricing for the Company’s operations.

Medium and long term
Litigation and reputational (1)	Litigation and/or reputational damage due to non-compliance with climate commitments, perception of lack of transparency and/or acquisition of low-quality and low-integrity carbon credits.	Medium and long term

(1) Legislation that aligns a series of initiatives to stimulate and guide the production of biofuels and reduce greenhouse gas (GHG) emissions, encompassing the National Program for Sustainable Aviation Fuel (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Natural Gas Producers and Importers and Incentives for Biomethane. Additionally, it modifies the maximum and minimum limits of the ethanol blend in gasoline and the biodiesel blend in diesel fuel and provides for the regulation and oversight of carbon dioxide capture and geological storage activities, as well as the regulation of synthetic fuel production and commercialization. It also promotes the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green and Innovation Mobility Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emissions Control Program (Proconve).

(2) Criteria adopted for the time length: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

The risks above were considered in the development of the Company's Business Plan 2026-2030. Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

[1] direct GHG emissions, which occur from energy sources that are owned or controlled by the Company.

[2] Indirect GHG emissions, which come from energy sources purchased and consumed by the Company, which occur at the facilities where the energy sources are generated.

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	moderate economic growth compared to the recent past;
•	shifts in consumption habits and behaviors;
•	public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	international coordination in efforts to reduce GHG emissions;
•	reduction in the GHG emissions;
•	regulations in favor of energy transition and decarbonization, which will drive the reduction of fossil fuel consumption; and
•	diffusion of end-use technologies that reduce the need for fossil fuel consumption.

As a result of this, demand and prices, both domestic and international, of the main products considered in Business Plan 2026-2030 are negatively affected.

In 2025, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources, as well as an increase in demand for renewables and low-carbon solutions, in a different manner between developed and developing markets. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of the world’s primary energy sources, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world’s primary energy sources. Despite this reduction, oil demand is expected to remain significant over this time horizon.

The Brent price considered in the reference scenario of the Business Plan for 2050 increased from US$ 65 per barrel in Business Plan 2025-2029 to US$ 70 per barrel in Business Plan 2026-2030. For additional information about the behavior of the Brent price considered in the Company's Business Plans, see note 25. The following table compares the oil price used in the reference scenario for the years 2035 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even though they are not directly used by the Company:

Brent price US$/Barrel	2035	2050
Business Plan	70	70
APS 2024	67	58
NZE 2025	33	25

According to the IEA, the APS scenario[3] released in 2024 considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with an increase of approximately 1.7oC in temperature by 2100 (with a 50% probability of occurrence). Regarding the NZE scenario[4] released in 2025, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability of occurrence).

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 in 2024, which establishes the SBCE. This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs. In October 2025, the Extraordinary Secretariat for the Carbon Market was established to organize the SBCE, which will issue the necessary additional regulation to implement Law No. 15,042 of 2024.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

[3] The APS scenario, which was included in previous editions, was not addressed in the World Energy Outlook 2025 (WEO 2025). This scenario, which assumes the full and timely implementation of major national energy and climate targets—such as countries’ Nationally Determined Contributions (NDCs) - was not analyzed by the IEA because several countries had not released updated NDCs in 2025. Therefore, for comparison purposes, Petrobras continue to use the APS projections published in the WEO 2024 report.

[4] The NZE scenario presented in the WEO 2025 outlines a pathway to achieve net zero energy-related CO₂ emissions by 2050. To this end, the agency highlights, for the first time, the trajectory of non-energy-related emissions, emphasizing the need to reduce deforestation as well as to expand the deployment of emissions-removal technologies.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company’s actions and goals for its transition to a low-carbon economy have not indicated that any assets may have been impaired.

A faster transition to a low-carbon economy than foreseen in Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

The reduction in the value in use of the Company's assets may result in the recognition of losses due to the non-recoverability of the carrying amounts of these assets.

Given that the oil price is a variable that decisively influences the recoverable amount of assets, the Company carried out a sensitivity analysis of the effect of using the Brent prices considered in the APS and NZE scenarios, for the impairment test of the Company's E&P assets in Brazil.

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of US$ 303 in the APS scenario and additional impairment losses US$ 17,874 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis based on APS and NZE Brent price scenarios to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 equivalent emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 35.3/CO2 in 2035, US$ 60.6/CO2 in 2040, US$ 85.9/CO2 in 2045, and US$ 111.2/CO2 in 2050, considering emission allowances to be distributed free of charge, with gradual reduction, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment would have an additional US$ 69 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2025, the provision for decommissioning costs recognized by the Company, relating to E&P segment in Brazil, totaled US$ 28,400, as set out in note 21. On an undiscounted basis the nominal amount would be US$ 57,030.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected the amount and period of its provision for decommissioning costs.

During 2025, there were no issuances of government regulations related to climate matters that changed or had potential to change the amount and period for decommissioning the Company's assets.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by US$ 1,318, US$ 4,067 and US$ 6,532 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.3.1 (a) involving the Company's future exports.

The calculation of “highly probable future exports” is based on the projected exports in Business Plan 2026-2030, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the Company considers the effects related to the transition to a low-carbon economy. Carbon prices were not incorporated in such estimates.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected its highly probable future exports.

Using the prices in the APS and NZE scenarios we carried out a sensitivity analysis to simulate the need to reclassify the foreign exchange gains or losses recorded in equity to the statement of income. Such analysis simulated a new future cash flow from exports, changing only the oil price, keeping all other components, variables, assumptions and data unchanged. In such an analysis, it would be necessary to reclassify the foreign exchange losses, in the amount of US$ 16, recorded in equity to the statement of income in the NZE scenario.

The simulations used to perform such sensitivity analysis, based on Brent prices of the scenarios APS and NZE, are not considered by the Company as the best estimates to determine expected effects of the reclassification of foreign exchange variation recorded in equity to the statement of income.

a.4) Potential effects on the useful lives of PP&E

A transition to a low-carbon economy that is faster than the Company anticipates may reduce the useful life of its assets, which could lead to an increase in annual depreciation, depletion and amortization expenses.

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2025, the carrying amount of these assets in operation in Brazil is US$ 108,424. Based on this carrying amount and assuming current depreciation and amortization rates are maintained, the balance of these assets would not be material by 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

The Company's refining plants consist of 11 refineries and 2 fertilizer plants in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2025, which amounts to US$ 9,702, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2025, totaling US$ 3,813, and assuming no additional investment, these assets would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 93% of the Company's total assets in operation.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Physical Risks

Physical risks result from climate change that can be event-driven (acute physical risk) or from long-term shifts in climate patterns (chronic physical risk). In this category, the Company does not foresee that changes caused by climate change will have a material effect on accounting estimates, considering the risks currently identified.

5.2.	Decarbonization investments in long-term assets

The Company systematically identifies opportunities to decarbonize its operations and, in line with its strategy focused on oil and gas with economic and environmental resilience, has been investing in initiatives aimed at reducing or avoiding greenhouse gas emissions.

The following table presents the balance of expenditures capitalized in the carrying amounts of long-term assets related to investments made in decarbonization initiatives within the Company’s operational activities:

Operating segment	12.31.2025	12.31.2024
E&P	1,497	994
RT&M	90	23
G&LCE	42	19
Total	1,629	1,036

The Company estimated expenditures on decarbonization asset projects for the fiscal year 2025 in the amounts of US$ 507 for E&P, US$ 55 for RT&M and US$ 27 for G&LCE, with actual expenditures in 2025 totaling US$ 503, US$ 67 and US$ 23, respectively.

The main investments made refer to decarbonization technologies in new production systems to be used in the pre-salt layer, which are being incorporated into seven FPSOs (Floating Production, Storage and Offloading units) associated with production development projects in oil and gas fields where Petrobras acts in partnerships, as presented below:

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

FPSO	Field	Petrobras’ interest	Start of operations
P-78	Búzios	89%	2025
P-79			2026 (1)
P-80			2027 (1)
P-82
P-83
P-84	Atapu 2	66%	2029 (1)
P-85	Sépia 2	55%	2030 (1)
(1) Expected.

As these technologies are inseparable from the FPSOs, the amounts related to decarbonization technologies are determined by multiplying the total expenditures incurred under the contract by an index representing the construction cost of the FPSO with and without the technology.

These fields integrate CGUs with no impairment loss recognized in the consolidated financial statements of 2025.

The incorporation of these decarbonization technologies ensures that the new units present lower carbon intensities, which is crucial for achieving the GHG emissions reduction targets set out in Business Plan 2026-2030.

As described in Business Plan 2026-2030, the Company has 5 commitments to reduce GHG emissions under operational control (scopes 1 and 2) by 2030. One of the commitments involves reducing absolute operational emissions by 30% by 2030, when compared to 2015.

The commitments to reduce GHG emissions do not constitute guarantees of future performance by the Company and are subject to assumptions that may not materialize, as well as to risks and uncertainties that are difficult to predict. Furthermore, current and planned investments also do not constitute guarantees of achieving these commitments.

Emission offsets through carbon credits may be used as a complementary tool in the Company’s decarbonization initiatives. Transactions involving assets linked to GHG reduction, such as the acquisition and retirement of carbon credits, are not material for these consolidated financial statements. The use of carbon credits for this purpose does not constitute a guarantee of the Company’s performance.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	New standards and interpretations
6.1.	New International Financial Reporting Standards not yet adopted
Standard	Description	Effective on
Annual Improvements – Volume 11	The amendments alter certain requirements related to: transaction price and derecognition of lease liabilities (IFRS 9 - Financial Instruments); cost method (IAS 7 - Statement of Cash Flows); disclosure of gain or loss on derecognition of assets; and credit risk disclosures (IFRS 7 - Financial Instruments: Disclosures); determination of a ‘de facto agent’ (IFRS 10 - Consolidated Financial Statements); and hedge accounting by a first-time adopter (IFRS 1 - First-time Adoption of International Financial Reporting Standards).	January 1, 2026, with specific transition rules.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 provide clarifications on: assessment of contractual cash flows for asset classification; financial assets with non-recourse features, and contractually linked instruments.

They also provide clarifications on the date of initial recognition or derecognition of financial assets and financial liabilities, and the possibility of derecognizing financial liabilities that will be settled in cash through an electronic payment system before the settlement date, provided that certain criteria are met.

The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Contracts Referencing Nature-dependent Electricity Contracts - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 establishes new requirements for the presentation and disclosure of financial statements, replacing IAS 1 - Presentation of Financial Statements. Among others, new requirements were included on:

a. Presentation of the statement of income, including the obligation to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations;

b. Disclosure of performance measures defined by management;

c. Guidance on aggregation or disaggregation of information; and

d. New disclosure requirements.

In addition, certain changes were made to other standards, including accounting requirements related to the statement of cash flows, such as the exclusion of the optionality of the classification of cash flows from dividends and interest.

January 1, 2027, retrospective application with specific transition rules.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19 is a voluntary standard that enables eligible entities to provide reduced disclosures when applying IFRS accounting standards in their financial statements.

retrospective application with specific transition rules.

To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.
Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21

The amendments established changes to IAS 21 and IAS 29 to specify translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The changes apply when the entity translates to such a presentation currency:

(a) its statement of income and statement of financial position, and the entity's functional currency is that of a non-hyperinflationary economy; and/or

(b) the statement of income and statement of financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

January 1, 2027, retrospective application with specific transition rules.

Regarding the amendment effective as of January 1, 2026, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2027, the Company is assessing the effects that they will have on its consolidated financial statements.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. Its main source of funding is cash provided by operating activities.

The financial strategy of the Business Plan 2026-2030 consists of consolidating capital discipline measures focused on cost optimization, increased productivity and operational efficiency, for the benefit of the Company's long-term sustainability. The main assumptions for the plan's viability are:

•	minimum balance of US$ 6,000 of cash and cash equivalents;
•	payment of dividends according to the current Shareholders Remuneration Policy; and
•	ceiling target of US$ 75,000 for the gross debt (composed of current and non-current finance debt and lease liability), converging to US$ 65,000 in the long term.

As of December 31, 2025, gross debt increased to US$ 69,793 from US$ 60,311 as of December 31, 2024, remaining within the range defined in the Company’s Business Plan.

This measure is not defined according to the IFRS accounting standards and should not be considered in isolation or as a replacement for debt metrics under those standards, nor should it be used as a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and financial investments
8.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	12.31.2025	12.31.2024
Cash at bank and in hand	222	136
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	1,178	1,453
Bank Deposit Certificates and other investment funds	211	186
	1,389	1,639
- Abroad
Time deposits	3,315	728
Sweep accounts and interest-bearing accounts	1,498	726
Other financial investments	47	42
	4,860	1,496
Total financial investments classified as cash equivalents	6,249	3,135
Total	6,471	3,271

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

Cash and cash equivalents were mainly provided by operating activities (US$ 36,047), proceeds from finance debt (US$ 5,320), divestments in financial investments (US$ 2,784), proceeds from disposal of assets - divestment (US$ 613) and financial compensation from co-participation agreements (US$ 355).

The main use of these funds in 2025 were for acquisition of PP&E and intangible assets in the amount of US$ 19,521, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to US$ 14,571, as well as for payment of dividends of US$ 8,154.

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

8.2.	Financial investments
			12.31.2025			12.31.2024
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	204	−	204	531	−	531
Amortized cost	2,492	33	2,525	2,308	2,006	4,314
Total	2,696	33	2,729	2,839	2,006	4,845
Current	2,693	33	2,726	2,257	2,006	4,263
Non-current	3	−	3	582	−	582

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

Accounting policy for financial investments

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Fair value through profit or loss – financial assets whose purpose is to receive funds from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.
•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.
9.	Sales revenues
9.1.	Revenues from contracts with customers

Revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025	2024	2023
Diesel	26,870	27,522	32,260
Gasoline	12,325	12,692	14,309
Liquefied petroleum gas	3,393	3,166	3,506
Jet fuel	4,422	4,518	5,015
Naphtha	1,580	1,869	1,837
Fuel oil (including bunker fuel)	591	976	1,158
Other oil products	3,632	4,273	4,428
Subtotal oil products	52,813	55,016	62,513
Natural gas	3,850	4,707	5,632
Crude oil	4,377	4,334	5,475
Renewables and nitrogen products	261	223	94
Breakage	184	439	860
Electricity	741	744	657
Services, agency and others	712	812	1,059
Domestic market	62,938	66,275	76,290

Exports	25,572	24,251	25,012
Crude oil	19,839	18,290	18,447
Fuel oil (including bunker fuel)	4,557	4,775	5,114
Other oil products and other products	1,176	1,186	1,451
Sales abroad (1)	685	890	1,107
Foreign market	26,257	25,141	26,119
Sales revenues	89,195	91,416	102,409
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2025, the composition of sales revenues by shipping destination is presented as follows:

	2025	2024	2023
Domestic market	62,938	66,275	76,290
China	9,679	7,701	7,232
Americas (except United States)	3,607	3,610	4,846
Europe	3,657	5,440	5,534
Asia (except China and Singapore)	4,315	1,989	1,447
United States	1,940	3,471	3,924
Singapore	2,641	2,883	3,063
Others	418	47	73
Foreign market	26,257	25,141	26,119
Sales revenues	89,195	91,416	102,409

In 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 14% and 10% of the Company’s sales revenues; in 2024, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues; in 2023, sales to two clients of the RT&M segment represented individually 16% and 11% of the Company’s sales revenues. For more information about RT&M segment, see note 13 – Information by operating segment.

9.2.	Remaining performance obligations

Certain sales contracts signed through December 31, 2025, with original expected duration of equal to or more than 1 year, define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2025 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2025 or practiced in recent sales reflecting more directly observable information:

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Diesel	23,893	35	23,928
Gasoline	10,308	44	10,352
Liquefied petroleum gas	3,296	-	3,296
Jet fuel	1,168	-	1,168
Naphtha	1,058	4,633	5,691
Other oil products	3,133	6,756	9,889
Crude oil	7,086	2,671	9,757
Natural gas	3,317	14,468	17,785
Electricity	457	3,902	4,359
Other products and services	575	3,040	3,615
Total	54,291	35,549	89,840

Revenues are recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.3.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position in 2025 amounted to US$ 76 (US$ 64 in 2024). This amount is classified in current liabilities and primarily comprises advances from customers in take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

Accounting policy for revenues

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the Company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

Sales are carried out in short terms of receipt, thus there are no significant financing components.

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Costs and expenses by nature
10.1.	Cost of sales
	2025	2024	2023
Raw material, products for resale, materials and third-party services (1)	(22,411)	(22,368)	(21,912)
Acquisitions (including imports)	(15,332)	(16,278)	(16,198)
Crude oil	(7,717)	(9,458)	(9,358)
Oil products	(6,668)	(5,080)	(4,649)
Natural gas	(947)	(1,740)	(2,191)
Third-party services and others	(7,079)	(6,090)	(5,714)
Depreciation, depletion and amortization	(12,186)	(9,777)	(10,779)
Production taxes	(10,655)	(11,392)	(12,108)
Employee compensation	(1,783)	(1,888)	(1,690)
Inventory turnover	299	(19)	(1,946)
Total	(46,736)	(45,444)	(48,435)
(1) Includes short-term leases.

10.2.	Selling expenses
	2025	2024	2023
Materials, third-party services, freight, rent and other related costs	(4,312)	(4,080)	(4,296)
Depreciation, depletion and amortization	(750)	(670)	(609)
Reversal (allowance) for expected credit losses	(7)	2	(22)
Employee compensation	(129)	(126)	(111)
Total	(5,198)	(4,874)	(5,038)

10.3.	General and administrative expenses
	2025	2024	2023
Employee compensation	(1,138)	(1,204)	(1,036)
Materials, third-party services, rent and other related costs	(613)	(495)	(435)
Depreciation, depletion and amortization	(187)	(146)	(123)
Total	(1,938)	(1,845)	(1,594)

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Other income and expenses, net
	2025	2024	2023
Stoppages for asset maintenance and pre-operating expenses	(2,658)	(2,617)	(2,205)
Variable compensation programs (1)	(1,360)	(932)	(1,011)
Pension and medical benefits - retirees (2)	(1,317)	(2,196)	(1,172)
Losses with legal, administrative and arbitration proceedings	(1,023)	(996)	(797)
Collective bargaining agreement	(486)	(8)	(217)
Institutional relations and cultural projects	(336)	(224)	(156)
Equalization of expenses - Production Individualization Agreements (3)	(241)	(17)	(50)
Operating expenses with thermoelectric power plants	(217)	(221)	(189)
Allowance (reversals) for credit loss on trade and other receivables, net	(73)	(260)	(18)
Results on disposal/write-offs of assets	20	228	1,295
Gains (losses) with commodities derivatives	21	42	11
Government grants	159	161	315
Fines imposed on customers	161	219	238
Results from co-participation agreements in bid areas	237	259	284
Fines imposed on suppliers	274	249	239
Reimbursements from E&P partnership operations	325	493	571
Results of non-core activities	457	261	170
Losses on decommissioning of areas	535	(2,584)	(1,195)
Early termination and changes to cash flow estimates of leases	616	349	415
Others	64	(99)	(559)
Total	(4,842)	(7,893)	(4,031)
(1) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 19.1.
(2) For more information, see note 19.3 - Employee benefits (post-employment).
(3) For more information, see note 27.1 - Production Individualization Agreements.

12.	Net finance income (expense)
	2025	2024	2023
Finance income	1,490	1,954	2,169
Income from financial investments and Government Bonds	1,088	1,507	1,657
Other finance income	402	447	512
Finance expenses	(4,314)	(5,957)	(3,922)
Interest on finance debt	(2,182)	(2,146)	(2,264)
Unwinding of discount on lease liability	(2,651)	(2,265)	(1,785)
Capitalized borrowing costs	2,056	1,570	1,290
Unwinding of discount on the provision for decommissioning costs	(1,319)	(1,000)	(857)
Tax settlement programs - federal taxes (1)	−	(1,785)	-
Other finance expenses	(218)	(331)	(306)
Foreign exchange gains (losses) and inflation indexation charges	3,558	(11,104)	(580)
Foreign exchange gains (losses) (2)	4,659	(8,459)	2,268
Real x U.S. dollar	4,819	(8,503)	2,396
Other currencies	(160)	44	(128)
Reclassification of hedge accounting to the Statement of Income (2)	(2,141)	(2,992)	(3,763)
Tax settlement programs - federal taxes (1)	−	(267)	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(35)	(282)	(299)
Legal agreement with Eletrobras - compulsory loans	−	−	236
Recoverable taxes inflation indexation income	215	92	204
Other foreign exchange gains and indexation charges, net	860	804	774
Total	734	(15,107)	(2,333)
(1) For more information, see note 18.3.
(2) For more information, see notes 33.3.1.a and 33.3.1.c.

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Information by operating segment
13.1.	Net income by operating segment
2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	59,537	84,165	8,695	338	(63,540)	89,195
Intersegments	59,305	1,079	3,151	5	(63,540)	−
Third parties	232	83,086	5,544	333	-	89,195
Cost of sales	(28,022)	(77,725)	(4,835)	(303)	64,149	(46,736)
Gross profit	31,515	6,440	3,860	35	609	42,459
Income (expenses)	(5,505)	(3,573)	(3,465)	(3,803)	−	(16,346)
Selling expenses	-	(2,272)	(2,906)	(20)	-	(5,198)
General and administrative expenses	(59)	(400)	(130)	(1,349)	-	(1,938)
Exploration costs	(1,217)	-	-	-	-	(1,217)
Research and development expenses	(669)	(13)	(11)	(171)	-	(864)
Other taxes	(104)	(182)	(7)	(475)	-	(768)
Impairment (losses) reversals, net	(1,847)	315	(1)	14	-	(1,519)
Other income and expenses, net	(1,609)	(1,021)	(410)	(1,802)	-	(4,842)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	26,010	2,867	395	(3,768)	609	26,113
Net finance income	-	-	-	734	-	734
Results of equity-accounted investments	58	(146)	41	(5)	-	(52)
Net income (loss) before income taxes	26,068	2,721	436	(3,039)	609	26,795
Income taxes	(8,843)	(978)	(133)	3,084	(205)	(7,075)
Net income for the year	17,225	1,743	303	45	404	19,720
Attributable to:
Shareholders of Petrobras	17,228	1,743	268	(9)	404	19,634
Non-controlling interests	(3)	-	35	54	-	86

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	60,516	85,281	9,518	319	(64,218)	91,416
Intersegments	60,208	1,035	2,969	6	(64,218)	−
Third parties	308	84,246	6,549	313	-	91,416
Cost of sales	(24,823)	(78,836)	(5,031)	(294)	63,540	(45,444)
Gross profit (loss)	35,693	6,445	4,487	25	(678)	45,972
Income (expenses)	(7,639)	(3,257)	(3,497)	(4,703)	−	(19,096)
Selling expenses	(1)	(1,928)	(2,936)	(9)	-	(4,874)
General and administrative expenses	(64)	(356)	(115)	(1,310)	-	(1,845)
Exploration costs	(913)	-	-	-	-	(913)
Research and development expenses	(629)	(6)	(4)	(150)	-	(789)
Other taxes	(692)	(47)	(18)	(494)	-	(1,251)
Impairment (losses) reversals, net	(1,244)	(300)	-	13	-	(1,531)
Other income and expenses, net	(4,096)	(620)	(424)	(2,753)	-	(7,893)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	28,054	3,188	990	(4,678)	(678)	26,876
Net finance expense	-	-	-	(15,107)	-	(15,107)
Results of equity-accounted investments	76	(780)	80	(3)	-	(627)
Net income / (loss) before income taxes	28,130	2,408	1,070	(19,788)	(678)	11,142
Income taxes	(9,540)	(1,084)	(335)	7,190	232	(3,537)
Net income (loss) for the year	18,590	1,324	735	(12,598)	(446)	7,605
Attributable to:
Shareholders of Petrobras	18,593	1,324	682	(12,625)	(446)	7,528
Non-controlling interests	(3)	-	53	27	-	77

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	66,880	94,868	11,109	365	(70,813)	102,409
Intersegments	66,113	1,404	3,285	11	(70,813)	−
Third parties	767	93,464	7,824	354	-	102,409
Cost of sales	(27,239)	(85,699)	(5,685)	(370)	70,558	(48,435)
Gross profit (loss)	39,641	9,169	5,424	(5)	(255)	53,974
Income (expenses)	(5,615)	(4,086)	(3,384)	(2,857)	1	(15,941)
Selling expenses	(12)	(2,156)	(2,838)	(33)	1	(5,038)
General and administrative expenses	(74)	(327)	(80)	(1,113)	-	(1,594)
Exploration costs	(982)	-	-	-	-	(982)
Research and development expenses	(569)	(16)	(3)	(138)	-	(726)
Other taxes	(454)	(27)	(49)	(360)	-	(890)
Impairment (losses) reversals, net	(2,105)	(524)	(81)	30	-	(2,680)
Other income and expenses, net	(1,419)	(1,036)	(333)	(1,243)	-	(4,031)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	34,026	5,083	2,040	(2,862)	(254)	38,033
Net finance expense	-	-	-	(2,333)	-	(2,333)
Results of equity-accounted investments	(7)	(318)	10	11	-	(304)
Net income / (loss) before income taxes	34,019	4,765	2,050	(5,184)	(254)	35,396
Income taxes	(11,571)	(1,729)	(693)	3,506	86	(10,401)
Net income (loss) for the year	22,448	3,036	1,357	(1,678)	(168)	24,995
Attributable to:
Shareholders of Petrobras	22,453	3,036	1,286	(1,723)	(168)	24,884
Non-controlling interests	(5)	-	71	45	-	111

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,268)	(284)	(86)	(20)	(2,658)
Variable compensation programs	(624)	(310)	(71)	(355)	(1,360)
Pension and medical benefits - retirees	-	-	-	(1,317)	(1,317)
Losses with legal, administrative and arbitration proceedings	(684)	(319)	(13)	(7)	(1,023)
Collective bargaining agreement	(220)	(114)	(21)	(131)	(486)
Results on disposal/write-offs of assets	10	(8)	7	11	20
Results from co-participation agreements in bid areas	237	-	-	-	237
Results of non-core activities	452	(8)	1	12	457
Gains on decommissioning of areas	535	-	-	-	535
Early termination and changes to cash flow estimates of leases	565	39	6	6	616
Others	388	(17)	(233)	(1)	137
Total	(1,609)	(1,021)	(410)	(1,802)	(4,842)

Other income and expenses, net by segment
2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,419)	(80)	(98)	(20)	(2,617)
Losses on decommissioning of areas	(2,584)	-	-	-	(2,584)
Pension and medical benefits - retirees	-	-	-	(2,196)	(2,196)
Losses with legal, administrative and arbitration proceedings	(386)	(411)	(30)	(169)	(996)
Variable compensation programs	(407)	(227)	(47)	(251)	(932)
Collective bargaining agreement	(1)	(6)	-	(1)	(8)
Results on disposal/write-offs of assets	234	51	18	(75)	228
Results from co-participation agreements in bid areas	259	-	-	-	259
Results of non-core activities	269	(32)	7	17	261
Early termination and changes to cash flow estimates of leases	327	9	-	13	349
Others	612	76	(274)	(71)	343
Total	(4,096)	(620)	(424)	(2,753)	(7,893)

Other income and expenses, net by segment
2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,105)	(21)	(52)	(27)	(2,205)
Losses on decommissioning of areas	(1,195)	-	-	-	(1,195)
Pension and medical benefits - retirees	-	-	-	(1,172)	(1,172)
Variable compensation programs	(416)	(268)	(53)	(274)	(1,011)
Losses with legal, administrative and arbitration proceedings	(300)	(391)	(9)	(97)	(797)
Collective bargaining agreement	(94)	(42)	(8)	(73)	(217)
Results of non-core activities	150	(93)	84	29	170
Results from co-participation agreements in bid areas	284	-	-	-	284
Early termination and changes to cash flow estimates of leases	320	97	1	(3)	415
Results on disposal/write-offs of assets	1,370	(35)	(48)	8	1,295
Others	567	(283)	(248)	366	402
Total	(1,419)	(1,036)	(333)	(1,243)	(4,031)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

2025	11,715	2,701	562	169	15,147
2024	9,292	2,495	557	135	12,479
2023	10,230	2,410	525	115	13,280

13.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2025

Current assets	2,424	9,580	356	16,620	(3,532)	25,448
Non-current assets	153,291	22,311	5,315	15,972	−	196,889
Long-term receivables	9,318	3,091	146	13,221	−	25,776
Investments	292	27	171	60	−	550
Property, plant and equipment	141,818	19,053	4,917	2,252	−	168,040
Operating assets	108,424	16,534	4,394	1,568	−	130,920
Under construction	33,394	2,519	523	684	−	37,120
Intangible assets	1,863	140	81	439	−	2,523
Total Assets	155,715	31,891	5,671	32,592	(3,532)	222,337

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products, in addition to LPG and NGL transfers. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Low Carbon Energies segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, as well as the oil and natural gas operations carried out by subsidiaries abroad.

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil) and fertilizer production and trading.

This segment carries out the acquisition of crude oil from the E&P segment and from the domestic market, the import oil for feedstock refinery slate and the acquisition of oil products in domestic and international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer prices.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

Gas and Low Carbon Energies (G&LCE): this segment covers the activities of trading natural gas, electricity and liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production and sale of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed to the RT&M segment and natural gas processing to the E&P segment. These transactions are both measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect sales of natural gas processed to distributors and to free consumers, generation and trading of electricity, as well as gas processing to third parties.

Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other businesses include the distribution of oil products abroad (South America).

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.	Trade and other receivables
14.1.	Trade and other receivables
	12.31.2025	12.31.2024
Third parties
Receivables from contracts with customers	4,641	3,779
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	1,132	1,677
Lease receivables	226	298
Other receivables	1,192	592
Subtotal - Third parties	7,191	6,346
Related parties
Receivables from contracts with customers - Investees	77	117
Subtotal - Related parties	77	117
Total trade and other receivables, before ECL	7,268	6,463
Expected credit losses (ECL) - Third parties	(1,780)	(1,639)
Expected credit losses (ECL) - Related parties	(10)	(2)
Total trade and other receivables	5,478	4,822
Current	4,627	3,566
Non-current	851	1,256

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 402 as of December 31, 2025 (US$ 416 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 398 (US$ 508 as of December 31, 2024), from the sale of the Roncador field, totaling US$ 266 (US$ 353 as of December 31, 2024), and the Potiguar cluster, totaling US$ 157 (US$ 217 as of December 31, 2024).

In 2025, the average term for trade receivables from third parties in the domestic market is approximately 2 days for the sale of derivatives (same term in 2024). Crude oil sales in domestic market have an average receipt term between 20 to 85 days (ranging from 20 to 27 days in 2024). Fuel oil exports have a receipt term between 3 and 19 days (ranging from 11 to 15 days in 2024), while oil exports have a term between 10 and 14 days (ranging from 9 to 13 days in 2024).

14.2.	Aging of trade and other receivables – third parties
	12.31.2025		12.31.2024
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,265	(88)	4,513	(168)
Overdue:
1-90 days	66	(32)	213	(75)
91-180 days	46	(25)	63	(23)
181-365 days	129	(106)	30	(18)
More than 365 days	1,685	(1,529)	1,527	(1,355)
Total	7,191	(1,780)	6,346	(1,639)

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.3.	Provision for expected credit losses – third parties and related parties
Changes	12.31.2025	12.31.2024
Opening balance	1,641	1,615
Additions	158	328
Reversals	(77)	(62)
Write-offs	(58)	(12)
Translation adjustment	126	(228)
Closing balance	1,790	1,641
Current	406	305
Non-current	1,384	1,336

Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of credit risk, a 30-day period of default triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information, such as the existence of contractual or financial guarantees, which have the potential to influence credit risk, thus affecting the application of the risk matrix percentages.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 120 days past due.

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Inventories
	12.31.2025	12.31.2024
Crude oil	3,151	2,645
Oil products	2,302	2,161
Intermediate products	577	424
Natural gas and Liquefied Natural Gas (LNG)	112	101
Biofuels	29	22
Fertilizers	10	1
Total products	6,181	5,354
Materials, supplies and others	2,029	1,356
Total	8,210	6,710

Crude oil can be traded or used for production of oil products.

Oil products mainly include diesel, gasoline, jet fuel and naphtha, and are generally traded.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Natural gas is initially processed, and its derivatives are subsequently traded or transferred to thermoelectric power plants and refineries, while LNG can be traded or converted to natural gas.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In 2025, the Company recognized a US$ 4 loss within cost of sales, adjusting inventories to net realizable value (a US$ 42 reversal of cost of sales in 2024), primarily due to changes in international prices of crude oil and oil products.

At December 31, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 786 (US$ 761 at December 31, 2024).

Accounting policy for inventories

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than their carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, considering the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

16.	Prepayments
	12.31.2025	12.31.2024
Advances for property, plant and equipment	4,143	2,151
Prepaid expenses	437	351
Advances for the acquisition of equipment, materials and others	125	114
Total	4,705	2,616
Current	468	361
Non current	4,237	2,255

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of December 31, 2025, the balance of prepayments mainly relates to advances for property, plant and equipment, relating to the construction of platforms (P-80, P-82, P-83, P-84 and P-85) and equipment, as well as advances for the acquisition of interest in Mero reservoir (3.5%) and in Atapu reservoir (0.95%), in partnership with Shell Brasil Petróleo Ltda., in the scope of the auction of uncontracted areas conducted by Pré-Sal Petróleo S.A. – PPSA. The signing of the agreements for the acquisition of interests in these reservoirs is expected for March 2026.

The contracts relating to the construction of platforms and equipment have associated guarantees capable of covering the advances made by Petrobras. These guarantees include bank guarantees, letters of credit, surety bonds and/or corporate guarantees.

17.	Trade payables
	12.31.2025	12.31.2024
Third parties in Brazil	5,097	3,657
Third parties abroad	2,290	2,409
Related parties	55	16
Total	7,442	6,082

As of December 31, 2025, the average payment term in Brazil is 31 days (the same as in 2024), while for foreign suppliers the average term is 37 days for imported products and 26 days for other goods and services (31 days for imported products and 25 days for other goods and services in 2024).

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of December 31, 2025, the balance advanced by suppliers, within the scope of the program, is US$ 133 (US$ 134 as of December 31, 2024) and has a payment term from 7 to 93 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

18.	Taxes
18.1.	Income taxes

In Brazil, income taxes are calculated based on a 15% rate plus additional 10% on the taxable income for the IRPJ, and 9% on taxable income for the CSLL, considering the offset of tax loss carryforwards and negative basis of the CSLL, limited to 30% of the taxable income of the year. Net income obtained abroad by a direct or indirect subsidiary, or by an associated company, are considered in the calculation of income tax expenses in Brazil, through the application of the IRPJ and CSLL rates.

Abroad, income taxes are calculated based on a 25.8% rate of Corporate Income Tax (CIT) in the Netherlands, a 15% rate of Corporate Alternative Minimun Tax (CAMT) in the USA, in addition to the Global Minimum Tax (Pillar II) as mentioned in note 18.1.4.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Financial Position

Income taxes
	12.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Income taxes	1,023	1,868	730	1,930
Deferred income taxes	1,015	6,354	922	1,470
	2,038	8,222	1,652	3,400

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2025	2024	2023
Net income (loss) before income taxes	26,795	11,142	35,396
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(9,110)	(3,787)	(12,036)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,364	1,319	1,329
Different jurisdictional tax rates for companies abroad	1,361	969	579
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(523)	(502)	(530)
Tax incentives	228	101	303
Effects of the global minimum tax (note 18.1.4)	(220)	(91)	-
Internal transfer prices adjustments for operations between related parties abroad (2)	(88)	(92)	-
Tax loss carryforwards (unrecognized tax losses)	(35)	93	23
Enrollment in the tax settlement program (3)	-	(145)	-
Post-employment benefits (4)	(400)	(1,280)	(348)
Results of equity-accounted investments	(18)	(233)	(88)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	101	113	54
Others	265	(2)	313
Income taxes	(7,075)	(3,537)	(10,401)
Deferred income taxes	(783)	4,046	(876)
Current income taxes	(6,292)	(7,583)	(9,525)
Effective tax rate of income taxes	26.4%	31.7%	29.4%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Law 14,596/23 effective as of January 1, 2024.
(3) Arises from non-deductible expenses with fines related to the enrollment to the tax settlement program. For more information, see note 17.3.
(4) Includes Uncertain tax treatments (see note 18.1).

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil	653	405	365	319	1,018	724
Taxes abroad	5	6	−	−	5	6
Total	658	411	365	319	1,023	730

Income taxes recoverable in Brazil refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes relating to 2023 and 2024, in addition to the negative balance of IRPJ and CSLL relating mainly to 2017, 2018 and 2019, for which the Company requested refund to the Brazilian Federal Revenue Service (RFB) and are presented in non-current assets.

These credits are updated by the Selic interest rate.

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	785	698	392	330	1,177	1,028
Income taxes - Tax settlement programs	59	49	184	200	243	249
	844	747	576	530	1,420	1,277
Taxes abroad (1)	448	653	−	−	448	653
Total	1,292	1,400	576	530	1,868	1,930
(1) Includes uncertain tax treatments (see note 18.1.3).

Tax settlement programs mainly relate to a notice of deficiency issued by the Brazilian Federal Revenue Service due to the treatment of expenses arising from the Terms of Financial Commitment (TFC). These amounts are deductible in determining taxable profit for the calculation of income taxes. The payment term is 145 monthly installments, indexed by the Selic interest rate, as of January 2018.

18.1.2.	Deferred income taxes

The changes in the deferred income taxes are presented as follows:

	2025	2024
Opening balance	(548)	(9,945)
Recognized in the statement of income for the period	(783)	4,046
Recognized in shareholders’ equity	(3,247)	3,920
Translation adjustment	(360)	1,439
Use of tax loss carryforwards	(418)	(6)
Others	17	(2)
Closing balance	(5,339)	(548)
Deferred tax on profit - Assets	1,015	922
Deferred tax on profit - Liabilities	(6,354)	(1,470)

The composition of deferred tax assets and liabilities is set out in the following table:

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	12.31.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,471)	(6,286)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,454	3,462
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(12,596)	(8,518)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(19,066)	(16,043)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(665)	2,636
Leasings	Appropriation of the considerations	14,322	10,829
Provision for decommissioning costs	Payments and use of provisions	9,957	9,118
Provision for legal proceedings	Payments and use of provisions	1,053	818
Tax loss carryforwards	Taxable income compensation	720	976
Inventories	Sales, write-downs and losses	453	424
Employee Benefits	Payments and use of provisions	1,586	1,191
Others		914	845
Total		(5,339)	(548)

Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable income in future periods supported by the assumptions within the Company’s Business Plan 2026-2030, whose pillars are the preservation of financial strength, financial and environment resilience of projects, and focus on value creation.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2026-2030.

The estimated schedule of recovery/reversal of net deferred tax assets and liabilities as of December 31, 2025 is set out in the following table:

	Assets	Liabilities
2026	157	(1,384)
2027	53	(804)
2028	73	127
2029	83	811
2030	76	1,203
2031 and thereafter	573	6,401
Recognized deferred tax assets	1,015	6,354

In addition, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

		Assets
	12.31.2025	12.31.2024
Brazil	40	4
Abroad	473	635
Unrecognized deferred tax assets	513	639

These unrecognized deferred tax assets arise mainly from subsidiaries operating in the oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2027-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	15	22	266	110	60	473

18.1.3.	Uncertain tax treatments on income taxes

As of December 31, 2025, the Company has US$ 614 (US$ 767 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the Company has US$ 4,571 of uncertain tax treatments (US$ 5,229 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of December 31, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 4,912 (US$ 4,274 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of December 31, 2025, the total amount of uncertain tax treatments amounts to US$ 10,097 (US$ 10,270 as of December 31, 2024), for which Petrobras will continue to defend its position.

18.1.4.	Global Minimum Tax (Pillar II)

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar II model rules to ensure that multinationals companies with annual revenues exceeding €750 million pay a minimum 15% tax on income in each jurisdiction where they operate (Global Minimum Tax).

The Pillar II provides that, if the Parent Entity is located in a jurisdiction that has not implemented these set of rules, this tax will be levied on the next entity in the organizational structure (Intermediate Parent Entity) located in a jurisdiction that has implemented it, following a top-down approach.

The Netherlands and Spain enacted new tax legislation to implement the Pillar II rules, effective January 2024. Singapore also implemented it, effective January 2025.

In 2025, a US$ 219 Top-up expense was recognized within income taxes (US$ 94 in 2024), related to the Netherlands jurisdiction, where the effective tax rate did not reach the minimum 15% threshold provided for the Pillar II legislation. No material tax liability is expected in the other jurisdictions where PIBBV has investments.

Brazil implemented the Domestic Minimum Top-up Tax, effective January 2025, known as "additional to CSLL", applicable only to Brazilian companies. Petrobras did not identify any additional tax due in 2025 under the rules applicable in Brazil.

Petrobras applies the provisions of the amendments to IAS 12 – Income Taxes and does not recognize deferred taxes in relation to the potential impacts arising from Pillar II and the additional CSLL. Thus, the Company does not recognize deferred tax assets or liabilities related to the global minimum taxation.

Accounting policy for income taxes

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period is recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

a)	Current income taxes

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

Uncertain tax treatments are periodically assessed, considering the probability of acceptance by the tax authority.

b)	Deferred income taxes

Deferred income taxes are generally recognized on temporary differences between the tax base of an asset or liability and its carrying amount. They are measured at the tax rates that are provided for in the specific legislation to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction does not affect either net income or taxable income (tax loss).

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Deferred income taxes are offset when there is a legally enforceable right to set off current tax assets and current tax liabilities, when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority, on the same taxable entity, or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize tax assets and settle tax liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

18.2.	Other taxes and production taxes
18.2.1.	Taxes recoverable
	Current assets		Non-current assets
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Current PIS and COFINS	255	755	1,291	1,004
Non-Current PIS and COFINS	354	288	1,461	1,040
PIS and COFINS - unconstitutionality of the extended calculation basis	−	−	661	590
Current ICMS (VAT)	320	161	515	435
Non-current ICMS (VAT)	369	301	229	164
Others	28	44	20	25
	1,326	1,549	4,177	3,258
Taxes abroad	42	6	−	24
Total	1,368	1,555	4,177	3,282

Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

PIS and COFINS are federal social contributions levied on materials, goods and services acquired and used as inputs in the production of products, goods and services that generate revenues subject to these contributions.

Current PIS and COFINS relate to this incidence, including tax credits requested to the Brazilian Federal Revenue Service.

Non-current PIS and COFINS mainly refer to the acquisition of goods and services for assets under construction, since their compensation is permitted only after these assets enter into production.

PIS and COFINS - unconstitutionality of the extended calculation basis arises from ordinary lawsuits filed against the Brazilian Federal Government, which were ruled in favor of the Company and granted the definitive right to recover those taxes. These lawsuits relate to the recovery of amounts of PIS and COFINS collected over finance income and exchange gains, in accordance with Law 9,718/1998, from February 1999 to January 2004.

There are lawsuits to be settled in favor of the Company which are pending completion of the final stages related to the court approval and confirmation of the calculations.

Tax on the Circulation of Goods and on Interstate and Intermunicipal Transportation and Communication Services (ICMS)

Current ICMS (VAT) arises from ICMS paid on the importation of petroleum-derived fuels and from transfers of products for storage at third-party facilities. This balance also relates to claims for refunds of extemporaneous and overpaid credits, compensated in accordance with the legislation of each Brazilian state.

Non-current ICMS (VAT) arises on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.2.2.	Production taxes and other taxes payable
	Current liabilities		Non-current liabilities (1)
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil
Production taxes	1,400	1,509	56	87
Current ICMS (VAT)	1,291	916	−	−
Current / Non-current PIS and COFINS	445	373	178	134
Withholding income taxes	329	294	−	−
CIDE	333	169	90	80
	3,798	3,261	324	301
Taxes abroad	12	23	−	−
Total	3,810	3,284	324	301
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

Production taxes are financial compensation due by companies that explore and produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

18.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program (Transaction Notice PGFN-RFB 6/2024), closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services. Settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024.

The enrollment in this program resulted in a US$ 1,930 expense, net of reimbursements to Petrobras made by partners in the E&P consortia which approved enrollment in said program.

Jan-Dec/2024
Other taxes	669
Net finance income (expense)	2,050
Income taxes	(789)
Total effect on the statement of income	1,930

18.4.	Tax recovery program

In October 2025, Petrobras adhered to the Incentivized Tax Debt Settlement Program established by the state of Bahia through Law 14,936/2025, with the purpose of settling tax contingent liabilities. The adhesion to this program resulted in a US$ 149 expense, primarily a US$ 135 expense in other taxes.

18.5.	Tax reform

The Complementary Law 214/2025 introduced Brazil’s Consumption Tax Reform, replacing five taxes (PIS, COFINS, IPI, ICMS and ISS) with a new model composed by IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços), CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), and IS (Selective Tax – Imposto Seletivo). IBS, under state and municipal jurisdiction, and CBS, at the federal level, will operate as VAT: broad tax base, non-cumulative structure, tax-exclusive calculation, uniform legislation, with exemption for exports and taxation of imports.

Repetro, a special tax regime for the oil and gas industry in Brazil, was preserved, suspending the incidence of IBS and CBS. IS, however, will apply to extracted mineral goods, with rates capped at 0.25% for minerals and zero for natural gas used as industrial feedstock and as transportation fuel. A specific regime will apply to fuels, under which a single incidence of IBS and CBS will be established for gasoline, ethanol, diesel, biodiesel, LPG and other fuels, according to a joint regulation issued by the ANP and the IBS Management Committee.

Implementation of this reform began on January 1, 2026, with the application of test rates for CBS and IBS. In 2027, the CBS is expected to be fully implemented, with the elimination of PIS and COFINS, and IS may start to be levied. From 2029 to 2032, ICMS and ISS rates will be gradually phased out while IBS rates will be progressively increased. By 2033, ICMS and ISS are expected to be fully repealed, completing the transition to the new consumption tax system.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding PIS, COFINS, and ICMS tax credits as of December 31, 2025, the Company assesses that these credits remain available, in accordance with constitutional provisions of the transition period, and does not expect their extinction or any impediment to their recovery as a result of the reform.

Despite the progress of the reform to this date, significant uncertainties remain regarding the definition of the rates of the new taxes, the regulation of special tax regimes for specific sectors, the tax credit compensation method, the implementation of mechanisms such as split payment, and the issuance of complementary rules for regulated sectors, which prevents a reliable estimate of the impacts of the reform.

Due to these uncertainties, the impacts of the reform will only be known after the conclusion of the regulatory process for the subjects that still require definition. Thus, there is no effect of these changes on the consolidated financial statements as of December 31, 2025.

19.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	12.31.2025	12.31.2024
Liabilities
Short-term employee benefits	2,722	1,517
Termination benefits	91	72
Post-employment benefits	16,359	11,398
Total	19,172	12,987
Current	3,805	2,315
Non-current	15,367	10,672

19.1.	Short-term employee benefits
	12.31.2025	12.31.2024
Accrued vacation	610	519
Profit sharing	677	384
Performance award program	717	349
Salaries and related charges and other provisions	718	265
Total	2,722	1,517
Current	2,706	1,486
Non-current (1)	16	31
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	2025	2024	2023
Salaries, accrued vacations and related charges (1)	(4,287)	(3,652)	(3,478)
Management fees and charges	(17)	(14)	(14)
Variable compensation programs (2)	(1,360)	(932)	(1,011)
Performance award program (3)	(697)	(468)	(416)
Profit sharing (3)	(663)	(464)	(595)
Total	(5,664)	(4,598)	(4,503)
(1) Includes the amount of the bonus approved under the Collective Bargaining Agreement recognized as Other income and expenses – see note 11.
(2) Includes adjustments to provisions related to previous years.
(3) Amount recognized as other income and expenses - see note 11.

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

For 2025, the variable compensation programs are limited to 5% of the adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing (PLR) is a variable remuneration mechanism that aims to share the Company's results with its employees, representing the Company's main variable compensation program. It also includes employees with managerial functions, with individual limits according to the remuneration of participants.

For the payment of PLR (approved by the Secretariat of Management and Governance of State-owned Companies - SEST), the Company needs to meet the following triggers:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders (both in Brazilian reais). In 2025, the PLR calculated corresponded to 6.25% of the net income of the year in Brazilian reais, according to the average percentage of achievement of the indicators.

In relation to the PLR, in 2025, the Company:

•	paid US$ 403 relating to the profit sharing (PLR) for 2024, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 663 relating to the PLR for 2025 (US$ 464 in 2024), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator - IAGEE, and Indicator of Commitment to the Environment - ICMA) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas). This program complements the PLR.

In relation to the PRD, in 2025, the Company:

•	paid US$ 359 relating to the performance award program (PRD) for 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 697 relating to the PRD for 2025 (US$ 468 in 2024), recorded in other income and expenses, including variable compensation programs of consolidated companies.

Accounting policy for variable compensation programs (PLR and PRD)

The provisions for variable compensation programs are recognized on an accrual basis, during the periods in which the employees provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs

The Company has voluntary severance programs (PDV) for employees who were already retired under the Brazilian National Institute of Social Security (INSS) and started receiving the benefit until November 12, 2019, in addition to other severance programs.

As of December 31, 2025, termination liabilities amounts to US$ 91 (US$ 72 in 2024), relating to 906 employees enrolled in voluntary severance programs with expected termination by December 2027.

19.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras - AMS), and five other major plans of post-employment benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	12.31.2025	12.31.2024
Liabilities
Health Care Plan - Saúde Petrobras	11,661	7,499
Subtotal - health care plan	11,661	7,499
Petros Pension Plan - Renegotiated (PPSP-R)	2,734	2,289
Petros Pension Plan - Non-renegotiated (PPSP-NR)	946	779
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	513	395
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	501	379
Petros 2 Pension Plan (PP-2)	4	57
Subtotal - pension plans	4,698	3,899
Total	16,359	11,398
Current	1,036	808
Non-current	15,323	10,590

19.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and in the Collective Bargaining Agreement (ACT) and is open to new employees.

Sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, this plan is primarily exposed to the risk of increase in medical costs due to inflation, new technologies, new types of coverage and an increase in the utilization of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to mitigate such risks.

Employees, retirees and pensioners make monthly fixed contributions to cover high-risk procedures and variable contributions for the cost of medical procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines through reimbursement or acquisition and home delivery, with co-participation of beneficiaries.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants. This cost-sharing arrangement was resumed in April 2024 through an amendment to the collective bargaining agreement with labor unions.

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Annual revision of the health care plan

At December 31, 2025, this obligation was revised using the updated actuarial assumptions, results of which are shown in note 19.3.2.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS accounting standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by PREVIC - Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market or on the curve, while the Company marks them at market value.

The major post-retirement pension benefits sponsored by the Company are:

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3)

PPSP-R, PPSP-NR, PPSP-R Pre-70, PPSP-NR Pre-70 and PP-3 are sponsored by Petrobras, and PP-2 by Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

The PPSP-R and PPSP-NR were created in 2018 as a split of Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, PPSP-R Pre-70 and PPSP-NR Pre-70 were created as a split of PPSP-R and PPSP-NR, respectively.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a pension for the beneficiaries in case of the death of a participant. The benefit consists of a monthly income supplementing the benefit granted by the Brazilian Social Security Institute.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The following table provides other characteristics of these plans:

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, covering employees and former employees coming from new contests that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime defined benefit monthly payments: based on the Nationwide Consumer Price Index	Undefined benefit monthly payments: based on the variation of individual account quota.
Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular parity contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and
	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs derived from actuarial deficits as provided for in the future.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2025, this plan was implemented, following a favorable decision held on April 09, 2025 by the SEST.	N/A	N/A	PP3
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring to contributions not previously made due to court injunctions. (1)	Financial obligations with a principal amounting to US$91 at 12/31/2025.	N/A	Financial obligations with a principal amounting to US$33 at 12/31/2025.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1)	Financial obligations amounting to US$98 at 12/31/2025.	Financial obligations amounting to US$596 at 12/31/2025.	Financial obligations settled early in 2021.	Financial obligations amounting to US$535 at 12/31/2025.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) These obligations are recorded in these financial statements, within actuarial liabilities.

Annual revision of pension plans

At December 31, 2025, these obligations were revised using the updated actuarial assumptions, results of which are shown in note 19.3.2.

19.3.2.	Net actuarial liabilities and expenses, and fair value of plans assets
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

For information on actuarial assumptions used to determine the defined benefit obligation, see the table in Note 19.3.6.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	11,733	3,773	1,128	11,661	28,295
(-) Fair value of plan assets	(8,486)	(2,325)	(1,124)	−	(11,935)
Net actuarial liability as of December 31, 2025	3,247	1,448	4	11,661	16,360
Changes in the net actuarial liability
Balance as of January 1, 2025	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	368	158	7	1,214	1,747
Current service cost	4	−	−	166	170
Net interest	364	158	7	1,048	1,577
Recognized in Equity - other comprehensive income	244	106	(53)	2,565	2,862
(Gains)/losses arising from the remeasurement	244	106	(53)	2,565	2,862
Cash effects	(380)	(123)	(14)	(545)	(1,062)
Contributions paid	(351)	(106)	(14)	(545)	(1,016)
Payments related to Term of financial commitment (TFC)	(29)	(17)	−	−	(46)
Other changes	331	149	6	929	1,415
Translation Adjustment	331	149	6	929	1,415
Balance at December 31, 2025	3,247	1,448	4	11,661	16,360
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Present value of obligations	9,992	3,233	874	7,498	21,597
(-) Fair value of plan assets	(7,308)	(2,075)	(816)	−	(10,199)
Net actuarial liability as of December 31, 2024	2,684	1,158	58	7,498	11,398
Changes in the net actuarial liability
Balance as of January 1, 2024	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	399	153	13	2,369	2,934
Past service cost (2)	−	−	−	1,291	1,291
Current service cost	10	2	−	198	210
Net interest	389	151	13	880	1,433
Recognized in Equity - other comprehensive income	(1,053)	(281)	(84)	(1,861)	(3,279)
(Gains)/losses arising from the remeasurement (2)	(1,053)	(281)	(84)	(1,861)	(3,279)
Cash effects	(382)	(121)	(13)	(485)	(1,001)
Contributions paid	(355)	(108)	(13)	(485)	(961)
Payments related to Term of financial commitment (TFC)	(27)	(13)	−	−	(40)
Other changes	(1,020)	(392)	(39)	(2,187)	(3,638)
Translation Adjustment	(1,020)	(392)	(39)	(2,187)	(3,638)
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement made in the second quarter of 2024 on the health care plan, which changed the cost-sharing arrangement.

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Changes in present value of the obligation
					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	9,992	3,233	874	7,498	21,597
Recognized in the Statement of Income	1,374	442	120	1,214	3,150
Interest expense	1,370	442	120	1,048	2,980
Service cost	4	−	−	166	170
Recognized in Equity - other comprehensive income	106	33	90	2,565	2,794
Remeasurement: Experience (gains) / losses	(98)	(24)	64	(152)	(210)
Remeasurement: (gains) / losses - demographic assumptions	−	−	(4)	(12)	(16)
Remeasurement: (gains) / losses - financial assumptions	204	57	30	2,729	3,020
Others	261	65	44	384	754
Benefits paid, net of assisted contributions	(1,018)	(348)	(81)	(542)	(1,989)
Contributions paid by participants	22	5	16	−	43
Translation Adjustment	1,257	408	109	926	2,700
Present value of obligations at the end of the year	11,733	3,773	1,128	11,661	28,295
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Present value of obligations at the beginning of the year	14,941	4,806	1,357	9,662	30,766
Recognized in the Statement of Income	1,241	397	112	2,369	4,119
Interest expense	1,231	395	112	880	2,618
Service cost	10	2	−	1,489	1,501
Recognized in Equity - other comprehensive income	(1,949)	(577)	(233)	(1,861)	(4,620)
Remeasurement: Experience (gains) / losses	(8)	15	190	(464)	(267)
Remeasurement: (gains) / losses - demographic assumptions	−	−	7	1	8
Remeasurement: (gains) / losses - financial assumptions	(1,941)	(592)	(430)	(1,398)	(4,361)
Others	(4,241)	(1,393)	(362)	(2,672)	(8,668)
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Contributions paid by participants	24	5	16	−	45
Translation Adjustment	(3,266)	(1,044)	(299)	(2,184)	(6,793)
Present value of obligations at the end of the year	9,992	3,233	874	7,498	21,597
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

c)	Changes in the fair value of plan assets

Petrobras has four pension plans (PPSP-R, PPSP-NR, PPSP-R Pre-70) which are currently making use of plan assets, and one plan (PP-2) in which most of participants are in the phase of accumulating funds.

Therefore, changes to the fair value of plan assets reflect these effects, including inflows of contributions, outflows of funds for payment of benefits, and the return of these assets.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	7,308	2,075	816	−	10,199
Recognized in the Statement of Income	1,006	284	113	−	1,403
Interest income	1,006	284	113	−	1,403
Recognized in Equity - other comprehensive income	(138)	(73)	143	−	(68)
Remeasurement: Higher/(lower) return on plan assets compared to discount rate	(138)	(73)	143	−	(68)
Cash effects	380	123	14	545	1,062
Contributions paid by the sponsor (Company)	351	106	14	545	1,016
Term of financial commitment (TFC) paid by the Company	29	17	−	−	46
Other Changes	(70)	(84)	38	(545)	(661)
Contributions paid by participants	22	5	16	−	43
Benefits paid, net of assisted contributions	(1,018)	(348)	(81)	(542)	(1,989)
Translation Adjustment	926	259	103	(3)	1,285
Fair value of plan assets at the end of the year	8,486	2,325	1,124	−	11,935
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Fair value of plan assets at the beginning of the year	10,201	3,007	1,176	−	14,384
Recognized in the Statement of Income	842	244	99	−	1,185
Interest income	842	244	99	−	1,185
Recognized in Equity - other comprehensive income	(896)	(296)	(149)	−	(1,341)
Cash effects	382	121	13	485	1,001
Contributions paid by the sponsor (Company)	355	108	13	485	961
Term of financial commitment (TFC) paid by the Company	27	13	−	−	40
Other Changes	(3,221)	(1,001)	(323)	(485)	(5,030)
Contributions paid by participants	24	5	16	−	45
Benefits paid, net of assisted contributions	(999)	(354)	(79)	(488)	(1,920)
Translation Adjustment	(2,246)	(652)	(260)	3	(3,155)
Fair value of plan assets at the end of the year	7,308	2,075	816	−	10,199
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Investment management of pension plan assets

Petros Foundation prepares annually Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually, using an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters.

Pension plan assets by type of asset are set out as follows:

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

				2025		2024
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	975	975	8%	954	9%
Fixed income	3,150	6,565	9,715	81%	7,930	78%
Government bonds	348	6,563	6,911	−	6,153	−
Fixed income funds	2,486	−	2,486	−	1,162	−
Other investments	316	2	318	−	615	−
Variable income	139	171	310	3%	479	5%
Common and preferred shares	139	−	139	−	324	−
Other investments	−	171	171	−	155	−
Structured investments	139	28	167	2%	173	2%
Real estate properties	−	481	481	4%	418	4%
	3,428	8,220	11,648	98%	9,954	98%
Loans to participants	−	287	287	2%	245	2%
Fair value of plan assets at the end of the year	3,428	8,507	11,935	100%	10,199	100%

There is no plan asset for the health care plan. Loans to participants of pension plans are measured at amortized cost, which is considered an appropriate estimate of fair value.

As of December 31, 2025, the investment portfolio included Company’s common shares in the amount of US$ 1
(US$ 1 in 2024) and real estate properties leased by the Company in the amount of US$ 23 (US$ 21 in 2024).

d)	Net expenses relating to benefit plans
		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Related to active employees (cost of sales and expenses)	(26)	(3)	(1)	(400)	(430)
Related to retirees (other income and expenses)	(342)	(155)	(6)	(814)	(1,317)
Net expenses for 2025	(368)	(158)	(7)	(1,214)	(1,747)
Net expenses for 2024	(399)	(153)	(13)	(2,369)	(2,934)
Net expenses for 2023	(490)	(169)	(30)	(853)	(1,542)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

19.3.3.	Contributions

In 2025, the Company contributed US$ 1,062 to the defined benefit plans (US$ 1,001 in 2024), reducing the balance of obligations of these plans, as presented in note 19.3.2. In addition, the Company contributed US$ 238 and US$ 2, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 239 for PP-2 and US$ 2 for PP-3 in 2024), which were recognized in the statement of income.

For 2026, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70, PPSP-NR pre-70 and for the defined benefit portion of PP-2, amounts to US$ 497, while for the defined contribution portion of PP-2 amounts to US$ 249.

19.3.4.	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period.

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025					2024
	Pension Plan			Health Care Plan	Total	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Up to 1 Year	1,069	367	85	562	2,083	1,676
1 to 5 Years	4,486	1,431	341	2,959	9,217	7,236
6 to 10 Years	2,963	901	232	2,704	6,800	5,185
11 To 15 Years	1,883	535	154	2,012	4,584	3,470
Over 15 Years	1,332	539	316	3,424	5,611	4,030
Total	11,733	3,773	1,128	11,661	28,295	21,597
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

19.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans are expected to continue to affect the Company's financial statements.

	PPSP-R	PPSP-R Pré-70	PPSP-NR	PPSP-NR Pré-70
Number of years during which benefits must be paid to participants of defined benefit plans	9.66	6.42	9.44	6.33

19.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2025
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation) (1)	11.53%	11.54%	11.72%	11.73%	11.47%	11.44%
Real discount rate	7.25%	7.26%	7.43%	7.44%	7.19%	7.16%
Nominal expected salary growth (including inflation) (2)	2026: 5.43% 2027 onwards: 4.56%	2026: 5.28% 2027 onwards: 4.42%	n/a	6.15%	2026: 7.58% 2027 onwards: 6.70%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	16.06% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022, 40% smoothed	Disability Experience PP-2 2022, 40% smoothed
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56.40 years Female, 55.48 years	Male, 57.65 years Female, 55.79 years	n/a	n/a	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.91 years Female, 55.81 years

(1) Inflation rate forecast of: 3.99% for 2026, converging to 3.25% from 2030 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation) (1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation) (2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.69% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Disability Experience PP-2 2022
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.86 years Female, 55.75 years

(1) Inflation rate forecast of: 5.09% for 2025, converging to 3.25% from 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The most significant assumptions are described in Note 4.4.

19.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical and hospital costs is set out below:

			Discount Rate		Expected changes in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,169)	1,438	(1,141)	1,377	1,614	(1,278)
Current Service cost and interest cost	13	(7)	(68)	81	244	(191)

Accounting policy for post-employment defined benefits

The obligations related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected credit unit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimate, historical data related to benefits paid and employee contributions, as set out in note 4.

Service cost are accounted for within the statement of income and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time. Such interest is accounted for in the statement of income.

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

20.	Provisions for legal proceedings, judicial deposits and contingent liabilities
20.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection - bunker oil involving several states; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) social security contributions - claims for alleged non-payment on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	12.31.2025	12.31.2024
Labor claims	691	636
Tax claims	737	400
Civil claims	1,601	1,605
Environmental claims	221	192
Total	3,250	2,833

	2025	2024
Opening Balance	2,833	3,305
Additions, net of reversals	1,067	478
Use of provision	(989)	(730)
Revaluation of existing proceedings and interest charges	21	541
Others	(15)	16
Translation adjustment	333	(777)
Closing Balance	3,250	2,833

In preparing its consolidated financial statements of 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

20.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	12.31.2025	12.31.2024
Tax	10,172	8,187
Labor	839	777
Civil	3,702	2,694
Environmental and others	101	90
Total	14,814	11,748

	2025	2024
Opening Balance	11,748	14,746
Additions	524	1,010
Use (1)	(188)	(1,526)
Accruals and charges	1,224	737
Others	(1)	9
Translation adjustment	1,507	(3,228)
Closing Balance	14,814	11,748
(1) Includes, in 2024, US$ 1.276 referring to the nominal values of deposits used when enrolling into the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and COFINS on remittances abroad under a vessel and platform charter agreement as detailed in note 18.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 36 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2025, the balance of production capacity held in guarantee in the NJP is US$1,417 (US$ 2,158 as of December 31, 2024).

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	12.31.2025	12.31.2024
Tax	24,785	21,307
Labor	1,862	6,465
Civil	12,772	10,910
Environmental and others	1,394	1,298
Total	40,813	39,980

20.3.1.	Information on contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible:

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters - PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) and others	12.31.2025	12.31.2024
Plaintiff: Federal Revenue of Brazil
1) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the increase refers, in particular, to the receipt of a new infraction notice.	4,515	2,887
2) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2025, the increase occurred, in particular, due to the receipt of new infraction notice and active debt registration in one of the processes.	1,559	1,090
3) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. In 2025, the increase refers to monetary indexation.	1,395	1,129
4) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and PIS and COFINS- Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The decreased amount in 2025 occurred due to the definitive exclusion of the penalty amount. The remaining amount (withholding income tax and interest) remains under discussion in the ongoing legal action.	1,191	1,702
5) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The increased amount in 2025 was due, in particular, to the receipt of a new decision to disapprove the project.	590	389
6) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers to monetary indexation.	512	436
Plaintiff: States of SP, RJ, PA, MA, PE, AM, CE and SE Finance Departments
7) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, new infraction notice was received and some claim expectations changed.	376	428
Plaintiff: States of RJ, AM, PA, BA, RO, PE and RS Finance Departments
8) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the increased amount was mainly due to new infraction notices received.	2,426	1,058
Plaintiff: States of AM, MT and RJ Finance Departments
9) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation.	1,061	870
Plaintiff: States of RJ, AM, MG, BA, PB, SP and ES Finance Departments
10) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation and to the change of some claim expectations.	435	314
Plaintiff: States of RJ, PR, AM and PA Finance Departments
11) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the decreased amount was mainly due to favorable decisions that became final and to enrolment to the amnesty granted by the state of Bahia.	459	747
Plaintiff: States of RJ, SP, BA, PE and PR Finance Departments
12) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation.	636	515
Plaintiff: States of RJ, PE, DF, ES and GO Finance Departments
13) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Current status: This claim involves lawsuits in different administrative stages. In 2025, the increase refers specifically to the new infraction notice and monetary indexation.	870	634
Plaintiff: States of RJ, PE, CE and PB Finance Departments
14) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to monetary indexation.	674	544
Plaintiff: Municipal government of Angra dos Reis/RJ
15) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to the new judicial actions came from the Municipal government of Angra dos Reis/RJ.	409	264
16) Other tax matters	3,106	3,071
Total for PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) matters	20,214	16,078

		Estimate
Description of tax matters - Income Taxes	12.31.2025	12.31.2024
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2025, there was an increase due to monetary indexation, offset by a decreased fine in a process.	3,854	3,418
2) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages. In 2025, the decreased amount was due, in particular, to a favorable decision issued in one of the processes, which became final.	391	313
3) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. In 2025, the decreased amount was mainly due to a favorable decision in one of the lawsuits, which became final, and to changes in expectations of certain contingencies.	−	1,207
4) Other tax matters	326	291
Total for income taxes matters	4,571	5,229
Total for tax matters	24,785	21,307

		Estimate
Description of labor matters	12.31.2025	12.31.2024
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: In March 2024, the Supreme Federal Court (STF) recognized that the calculation formula used by the Company is valid and in accordance with what was negotiated with the labor unions. In May 2025, the Superior Labor Court (TST) adopted the same understanding, settling the interpretation favorable to the Company. In 2025, the reduction refers, in particular, to the reassessment of the expectation for remote loss, considering the standardization of the interpretation favorable to the Company and the offset of amounts resulting from decisions favorable to Petrobras that have become final.	6	4,934
2) Other labor matters
Current status: Several labor-related matters, mainly: lawsuits filed by current and former employees of the Company, as well as by labor unions that represent them; lawsuits filed by current and former outsourced employees, as well as by labor unions that represent them; and lawsuits filed by the Labor Prosecutor's Office (Ministério Público do Trabalho - MPT).	1,856	1,531
Total for labor matters	1,862	6,465

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2025	12.31.2024
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2025, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	3,875	3,319
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracaba fields; to unite Tartaruga Verde and Mestiça fields and to unite Berbigão and Sururu fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2025, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Following the resumption of arbitration, the Arbitration Court issued a decision allowing the Company to provide financial guarantees for future installments of special participations, which has been put on practice since the 3rd quarter of 2025;

b) Baúna and Piracaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing.

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. The arbitration procedure is in course, and a preliminary decision has been issued allowing the presentation of a financial guarantee for the difference in special participations resulting from the unification of the fields.

	3,879	2,686
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

3) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the Superior Court of Justice (STJ).	1,989	1,863
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
4) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the STJ.	1,433	1,946
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2025, the increased amount is mainly due to the reclassification of expected loss in a process.	559	264
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	1,037	832
Total for civil matters	12,772	10,910

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of environmental matters	12.31.2025	12.31.2024
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. The decreased amount in 2025 is mainly due to the final and unappealable court decision favorable to Petrobras.	1,394	1,298
Total for environmental matters	1,394	1,298

20.3.2.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

The Brazilian Supreme Federal Court (STF) recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. The Superior Labor Court (TST) issued, in May 2025, a ruling that followed the STF's decision, revoking its previous position.

In view of the standardization of judicial understanding of the TST, the Company began to classify the collective RMNR lawsuits as having a remote expectation of loss. At the same time, the Brazilian Court closed several lawsuits with decisions favorable to the Company, which led to a reduction in liabilities. In 2025, the decrease in the possible loss of US$ 5,547 (R$ 30,521 million) is mainly due to the definitive closure of a collective claim of the Norte Fluminense Union, with a decision favorable to the Company.

As of December 31, 2025, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 1 (US$ 88 as of December 31, 2024), while the contingent liabilities amount to US$ 6 (US$ 4,934 as of December 31, 2024).

20.4.	Class action and related proceedings
20.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions and their appeals are pending of judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

20.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case. This decision is subject to appeal.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed in May 2016 a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A.

On March 7, 2025, Petrobras and EIG entered into an agreement to settle litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets acquired in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constituted admission of guilt or wrongdoing by Petrobras and met the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

20.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intended to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts related to the investigations of the so-called Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and involve factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery, besides analysis by retained experts.

The claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Depending on the outcome of the remaining complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

These arbitrations are in different stages of processing.

In relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial award was issued which generally recognized the Company's responsibility, but not determined the payment of amounts by Petrobras. Against these decisions, Petrobras filed a lawsuit for the annulment of the partial arbitral award on July 20, 2020, as the Company understands that the award contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, recognizing the serious flaws and improprieties pointed out by Petrobras. At the moment, the ruling is awaited after the appeals filed at the time have been judged. The appeals against this decision are still pending judgement of a final decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

On September 11, 2024, in the arbitration that was intended to be collective, a final arbitration ruling was handed down, in favor of Petrobras, extinguishing the referred arbitration, without resolution on the merits, due to the applicant's active illegitimacy to act as a procedural substitute. The arbitration is confidential, having become final on November 29, 2024.

In turn, on January 9, 2025, in another of these arbitrations initiated by several foreign investors, a final arbitration award was handed down in favor of Petrobras. The sentence dismissed the request, accepting one of the defense theses presented by Petrobras, recognizing that, based on Brazilian law, there is no legal permit that authorizes investors to bring an action for compensation against the Company for indirect damages, such as those related to the devaluation of the value of shares. This arbitration is confidential, as are the others in progress.

Petrobras will continue to defend itself in this and other arbitrations.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

The Company recognizes provisions for legal, administrative and arbitration proceedings when the technical assessment of its legal advisors and the judgment of management consider that it is more likely than not that a present obligation exists and the other conditions to recognize a provision are met, including that it is probable that an outflow of resources will be required to settle the obligation.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Contingent liabilities are not recognized but are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated, considering the best information available to the date of the issuance of these financial statements.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable and the amount is considered material. However, if the inflow of economic benefits is virtually certain, which, in general, considers the final and unappealable decision, and if the value can be reliably measured, the related asset is not a contingent asset anymore and it is recognized.

21.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	12.31.2025	12.31.2024
Onshore	675	493
Shallow waters	8,106	7,266
Deep and ultra-deep post-salt	12,748	12,071
Pre-salt	6,984	6,373
Total	28,513	26,203
Current	2,950	1,696
Non-current	25,563	24,507

Changes in the provision for decommissioning costs are presented as follows:

	2025	2024
Opening balance	26,203	23,202
Adjustment to provision	(610)	9,373
Transfers related to liabilities held for sale	97	(407)
Use of provisions	(1,763)	(1,464)
Interest accrued	1,295	970
Others	(14)	27
Translation adjustment	3,305	(5,498)
Closing balance	28,513	26,203

The increase in the provision for decommissioning costs in 2025 is mainly due to the translation adjustment relating to the opening balance of the provision, partially offset by: (i) the adjustments of tariffs related to the decommissioning of wells and equipment; and (ii) the increase in the risk-adjusted real discount rate to 4.66% p.a. (4.56% in 2024).

The use of provisions in 2025, in the amount of US$ 1,763 (US$ 1,464 in 2024), increased due to an increase in decommissioning operations, mainly in the Guaricema and Piranema fields, which are being returned to the ANP.

The expected realization of the provisions is presented below:

	2026	2027	2028	2029	2030	2031 onwards	12.31.2025
Provision for decommissioning costs	2,950	2,410	2,059	1,835	1,506	17,752	28,513

The effect of a change in the discount rate (key assumption) may result in material variations of the provision, as outlined below.

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(1,739)	(1,574)	(165)
Decrease of 0.5 percentage points	1,914	1,747	167
(1) Includes liabilities held for sale.

Accounting policy for decommissioning costs

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commercial feasibility of an oil and gas field. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant uncertainties (as set out in note 4.6).

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans. When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, if a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognized immediately in profit or loss, within other income and expenses.

22.	Other assets and liabilities

Assets	Item	12.31.2025	12.31.2024
Escrow account and/ or collateral	(a)	685	750
Derivatives transactions	(b)	102	29
Assets related to E&P partnerships	(c)	275	378
Others		146	278
		1,208	1,435
Current		895	1,189
Non-Current		313	246

Liabilities	Item	12.31.2025	12.31.2024
Obligations arising from divestments	(d)	938	914
Contractual retentions	(e)	923	611
Advances from customers	(f)	317	270
Provisions for environmental expenses, research and development and fines	(g)	506	681
Other taxes	(h)	324	301
Unclaimed dividends	(i)	187	276
Derivatives transactions	(b)	131	129
Obligations arising from acquisition of equity interests	(j)	157	130
Various creditors		142	99
Others		421	414
		4,046	3,825
Current		2,331	2,205
Non-Current		1,715	1,620

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of Transportadora Associada de Gás S.A. (TAG) and in Nova Transportadora do Sudeste S.A. (NTS).

b) Fair value of open positions and transactions closed but not yet settled.

c) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

d) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

e) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

f) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

g) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

h) Non-current portion of other taxes (see note 18).

i) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

j) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

Accounting policy for other assets and liabilities

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to reflect the Company's credit risk, being the best estimate of the disbursement required to settle the present obligation on the statement of financial position date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

23.	Property, plant and equipment
23.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at January 1, 2025	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	41	209	17,391	164	13,527	31,332
Decommissioning costs - Additions to / review of estimates	−	−	−	(68)	−	(68)
Capitalized borrowing costs	−	−	2,044	−	−	2,044
Write-offs	(1)	(43)	(570)	(108)	(38)	(760)
Transfers (5)	(395)	7,368	(9,044)	3,860	1	1,790
Transfers to assets held for sale	−	1	−	(45)	−	(44)
Depreciation, amortization and depletion	(93)	(5,732)	−	(4,913)	(7,646)	(18,384)
Impairment recognition (note 25)	(3)	(764)	(452)	(374)	(257)	(1,850)
Impairment reversal (note 25)	32	84	233	2	13	364
Translation adjustment	326	5,732	3,134	4,455	3,684	17,331
Balance at December 31, 2025	2,392	52,662	37,120	38,894	36,972	168,040
Cost	4,417	116,063	42,752	77,977	58,273	299,482
Accumulated depreciation and impairment (4)	(2,025)	(63,401)	(5,632)	(39,083)	(21,301)	(131,442)

Balance at January 1, 2024	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	21	381	15,203	102	10,492	26,199
Decommissioning costs - Additions to / review of estimates	−	−	−	6,393	−	6,393
Capitalized borrowing costs	−	−	1,558	−	−	1,558
Write-offs	(8)	(53)	(300)	(9)	(66)	(436)
Transfers (5)	482	5,126	(7,641)	2,592	10	569
Transfers to assets held for sale	−	20	(5)	(402)	69	(318)
Depreciation, amortization and depletion	(78)	(4,963)	−	(3,699)	(6,213)	(14,953)
Impairment recognition (note 25)	(2)	(439)	(324)	(864)	(45)	(1,674)
Impairment reversal (note 25)	4	140	11	19	13	187
Translation adjustment	(621)	(12,814)	(5,634)	(8,643)	(6,952)	(34,664)
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
(1) Composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 13 for assets under construction by operating segment.
(3) Composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, refers only to impairment losses.
(5) Mainly includes transfers between classes of assets and transfers from advances to suppliers.

In 2025, additions to assets under construction are mainly due to investments in the production development in the Santos basin (mainly in the Búzios field), as well as in the Espírito Santo and Campos basins. As for additions to right-of-use assets, they are related to the chartering of platforms, notably FPSO Almirante Tamandaré (in the Búzios field), FPSO Alexandre de Gusmão (in the Mero field), drilling rigs for E&P operations, and the contract extension of FPSO Cidade Angra dos Reis (in the Tupi field), with the respective effect on lease liability (note 31).

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	23 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2025
5 years or less	6,446	(5,020)	1,426
6 - 10 years	8,884	(6,318)	2,566
11 - 15 years	5,024	(3,091)	1,933
16 - 20 years	29,954	(20,607)	9,347
21 - 25 years	29,866	(10,844)	19,022
25 - 30 years	11,812	(5,124)	6,688
30 years or more	5,385	(2,538)	2,847
Units of production method	22,905	(11,835)	11,070
Total	120,276	(65,377)	54,899
Buildings and improvements	4,213	(1,976)	2,237
Equipment and other assets	116,063	(63,401)	52,662

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Platforms	Vessels	Properties	Total
Cost	28,617	26,632	3,024	58,273
Accumulated depreciation and impairment	(6,692)	(13,593)	(1,016)	(21,301)
Without contractual readjustment clauses	−	(10,917)	(281)	(11,198)
With contractual readjustment clauses - abroad	(6,692)	(1,174)	−	(7,866)
With contractual readjustment clauses - Brazil	−	(1,502)	(735)	(2,237)
Balance at December 31, 2025	21,925	13,039	2,008	36,972
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Without contractual readjustment clauses	−	(7,489)	(121)	(7,610)
With contractual readjustment clauses - abroad	(4,712)	(731)	−	(5,443)
With contractual readjustment clauses - Brazil	−	(996)	(629)	(1,625)
Balance at December 31, 2024	17,772	8,326	1,590	27,688

Accounting policy for property, plant and equipment

Property, plant and equipment are measured at the cost of acquisition or construction, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A condition for continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment, and are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets.

General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction.

In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Assets directly associated to the production of oil and gas in a contracted area whose useful lives are not less than the life of the field (reserve exhaustion time), including rights and concessions such as signature bonus, are depleted by the unit-of-production method.

The unit-of-production method of depreciation (amortization) is computed based on the monthly production volume over the proved developed oil and gas reserves, except for signature bonuses for which unit of production method takes into account the monthly production over the total proved oil and gas reserves on a field-by-field basis.

Assets related to oil and gas production with useful lives shorter than the life of the field; floating platforms and other assets unrelated to oil and gas production are depreciated on a straight-line basis over their useful lives, which are reviewed annually. Note 23.2 provides further information on the estimated useful life by class of assets. Lands are not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of lease agreements (term, asset transfer or exercise of call option), are depreciated using the straight-line method based on contractual terms.

23.4.	Oil and Gas fields operated by Petrobras returned to ANP

In 2025, Petrobras did not return any fields to the Brazilian National Petroleum, Natural Gas and Biofuels Agency – ANP.

In 2024, the Cachalote oil and gas field, in Campos basin, was returned to ANP, given it was fully impaired.

In 2023, the following oil and gas fields, in Campos basin, were returned to ANP: Atum, Curimã, Espada and Xaréu.

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31, 2025, the capitalization rate was 7.21% p.a. (7.19% p.a. for the year ended December 31, 2024).

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Intangible assets
24.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at January 1, 2025	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	28	283	−	311
Capitalized borrowing costs	−	12	−	12
Write-offs	(19)	(1)	−	(20)
Transfers	7	3	(1)	9
Amortization	(4)	(150)	−	(154)
Impairment recognition (note 25)	(164)	−	−	(164)
Translation adjustment	205	66	3	274
Balance at December 31, 2025	1,750	751	22	2,523
Cost	1,984	2,134	22	4,140
Accumulated amortization and impairment	(234)	(1,383)	−	(1,617)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at January 1, 2024	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	24	201	−	225
Capitalized borrowing costs	−	12	−	12
Write-offs	(18)	(2)	−	(20)
Transfers	−	7	−	7
Amortization	(4)	(130)	−	(134)
Impairment recognition (note 25)	(224)	−	−	(224)
Translation adjustment	(506)	(142)	(5)	(653)
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) Comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

5th Permanent Concession Offering Cycle

On June 17, 2025, Petrobras acquired the rights for exploration and production of oil and natural gas in 10 blocks in the Foz do Amazonas basin and 3 blocks in the Pelotas basin, during the 5th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of US$ 25 in 2025. For more information about the contracts signed through partnerships, see note 27.

24.2.	Exploration rights returned to the ANP

In 2025, the return of 2 exploration blocks was approved: ES-M-596 (in the Espírito Santo basin) and C-M-753 (in the Campos basin), triggering a US$ 37 write-off relating to these assets. In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673 (in the Espírito Santo basin); PAR-T-175 (in the Paraná basin), totaling US$ 19; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in note 25.

For more information see note 26 regarding exploration and evaluation of oil and gas reserves.

Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are registered in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the technical and commercial feasibility of the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment
Statement of income	2025	2024	2023
Impairment (losses) reversals	(1,519)	(1,531)	(2,680)
Exploratory assets	(208)	(224)	(364)
Impairment of equity-accounted investments	5	13	(2)
Net effect within the statement of income	(1,722)	(1,742)	(3,046)
Losses	(2,174)	(1,955)	(3,307)
Reversals	452	213	261

Statement of financial position	2025	2024	2023
Property, plant and equipment	(1,486)	(1,487)	(2,783)
Intangible assets	(164)	(224)	(364)
Assets classified as held for sale	(75)	(32)	103
Investments	3	1	(2)
Net effect within the statement of financial position	(1,722)	(1,742)	(3,046)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

On November 27, 2025, management concluded and approved its Business Plan 2026-2030, considering a complete update of economic assumptions, as well as its project portfolio and estimates of oil and gas reserve volumes.

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets
Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment	Comments
					2025
Producing properties relating to oil and gas activities in Brazil (several CGUs)	13,299	11,810	(1,607)	E&P	Item (a1)
Assets of Boaventura Energy Complex	1,069	1,388	328	RT&M	Item (b1)
Oil and gas exploratory assets (several CGUs)	218	−	(208)	E&P	Item (d1)
Others			(163)	Several
Total			(1,650)
					2024
Producing properties relating to oil and gas activities in Brazil (several CGUs)	7,998	7,000	(1,129)	E&P	Item (a2)
Second refining unit of RNEST	414	−	(421)	RT&M	Item (c1)
Oil and gas exploratory assets (several CGUs)	200	−	(224)	E&P	Item (d2)
Others			63	Several
Total			(1,711)
					2023
Producing properties relating to oil and gas activities in Brazil (several CGUs)	8,332	6,108	(2,217)	E&P	Item (a3)
Second refining unit of RNEST	943	455	(486)	RT&M	Item (c2)
Oil and gas exploratory assets (several CGUs)	371	−	(364)	E&P	Item (d3)
Others	−	−	(80)	Several
Total			(3,147)
(1) Refers only to CGUs or assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their value in use, unless otherwise indicated.
(3) Impairment losses and reversals are calculated individually for each CGU. However, there are certain line items of this table which represent several CGUs. Thus, as impairment reversals are limited to pre-impairment carrying amounts less subsequent depreciation or amortization recognized, the "Impairment (losses) / reversals" of the line items representing several CGUs may not represent a direct relation between "Carrying amount" and "Recoverable Amount".

In assessing the recoverable amount of property, plant and equipment and intangible assets, individually or grouped in CGUs, the Company bases its cash flow projections on:

•	the estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
•	assumptions and financial forecasts approved by management for the period corresponding to the expected life cycle of each different business; and
•	discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or by specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The cash flow projections used to measure the value in use of the CGUs, at December 31, 2025, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

At December 31, 2025, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2026-2030	2026	2027	2028	2029	2030	Long-term Average
Average Brent (US$/barrel)	63	70	70	70	70	70
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.79	5.67	5.59	5.52	5.46	5.19

At December 31, 2024, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Business Plan 2025-2029	2025	2026	2027	2028	2029	Long-term Average
Average Brent (US$/barrel)	83	77	74	71	68	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.00	4.92	4.87	4.83	4.79	4.64

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At December 31, 2023, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long-term Average
Average Brent (US$/barrel)	80	78	75	73	70	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.05	5.04	5.03	4.98	4.90	4.65

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	12.31.2025	12.31.2024
Producing properties relating to oil and gas activities in Brazil	7.3% p.a.	7.6% p.a.
RT&M in Brazil – postponed projects	8.1% p.a.	7.7% p.a.

In 2025, the main changes in the CGUs were:

•	reintegration of the second refining unit of RNEST into the CGU Set of refining and logistics assets, due to the signing of the main contracts for the construction of the delayed coking plant and diesel hydrotreating plants for their commissioning;
•	return of the fertilizer plants Fafen BA and Fafen SE to the Company, as a result of the termination of the lease agreement with the former lessee, in May 2025 and the resumption of activities in September 2025. In the new business model, these plants become operationally and managerially interdependent, with unified cash generation, resulting in the creation of the CGU Fafens;
•	entry of the Boaventura Energy Complex – Utilities and the Boaventura Energy Complex – Refining into the CGU Set of refining and logistics assets, as a result of the signing of service contracts for the execution of works aimed at their completion;
•	extinction of CGUs of Lamarão, Mandacaru, and Raia Pintada fields, due to their integration to the Massapê, Araçás, and Raia Manta fields, respectively;
•	exclusion of the Colpa Caranda field from the CGU PEB-E&P due to the approval of its definitive return.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2. The key assumptions and the definitions of CGU involve judgment and assessment by Management based on its business and management model.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2025

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,611, primarily related to the CGUs of: Marlim Sul field (US$ 726), Roncador field (US$ 541), Barracuda and Caratinga cluster (US$ 82) and mainly due to the decreased projected cash flows of these fields due to the postponement of the start of production of these projects and the platform production shutdown, as well as to the depreciation of the closing exchange rate over cash flows in US dollars.

a2) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to US$ 1,129, primarily related to the CGUs of: (i) Roncador (US$ 366), Barracuda and Caratinga cluster (US$ 204). These losses were mainly driven by the revision of decommissioning costs, as well as a reduction in platform efficiency and well performance forecasts for Barracuda and Caratinga cluster, negatively impacting the production curves of the fields; and (ii) Uruguá/Tambaú (US$ 497) due to the cancellation of the divestment process and the absence of production curves associated with Business Plan 2025-2029.

a3) Producing properties in Brazil – 2023

Impairment losses on producing properties in Brazil amount to US$ 2,217, mainly in Roncador field (US$ 2,004), due to the revision of the production curve, in the Strategic Plan 2024-2028, arising from below-expected performance of its wells observed in 2023, due to the interruption of production in some wells and to the accelerated decline of production due to the increase in the percentage of water in other wells.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

b1) Boaventura Energy Complex - 2025

The Company assessed the recoverability of the refining and utility assets of the Boaventura Energy Complex upon the approval of the project in August 2025 and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with Petrobras' set of refining and logistics assets.

In the recoverability assessment of these assets, a US$ 323 impairment reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, mainly considering the fair value less costs of disposal of the refining assets, categorized within level 3 of the fair value hierarchy, estimated using the present value method, and adopting a discount rate of 8.1%. From that point forward, the refining and utility assets of the Boaventura Energy Complex were included in the CGU set of refining and logistics and will have their recoverable amounts tested as a group.

c1) Second refining unit of RNEST – 2024

Impairment losses amounting to US$ 421 due to the increase in investment and operating expenditures estimates reflected in the Business Plan 2025-2029.

c2) Second refining unit of RNEST – 2023

In 2023, the Company recognized a US$ 486 loss on this asset, mainly due to: (i) the review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; and (ii) the revision of the assumptions of the Strategic Plan 2024-2028, resulting in an increase in operational costs.

d1) Oil and gas exploratory assets - 2025

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin and, consequently, the recognition of losses amounting to US$ 208, given the Company decided not to develop these projects.

d2) Oil and gas exploratory assets - 2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos basin and, consequently, the recognition of losses amounting to US$ 224. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

d3) Oil and gas exploratory assets - 2023

The assessment carried out on exploratory assets located in the pre-salt layer of the Campos basin (blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413) resulted in the recognition of a US$ 364 loss, due to the economic unfeasibility of projects in the phase of production development. In October 2023, the Company’s management approved the full and voluntary return of these blocks to the ANP.

25.1.1.	Sensitivity analysis for impairment testing

Impairment testing involves uncertainties related, among other factors, to the average Brent price and the discount rates used to calculate value in use.

To assess the sensitivity of the calculation of the recoverable amount of assets in the E&P segment in Brazil, the following scenarios were considered as the calculation of impairment losses or reversals to be recognized:

a) a 10% variation in Brent prices used to calculate the recoverable amount, impacting the projection of revenue, production taxes and income taxes related to these items; and

b) a 1 percentage point change in the discount rate.

In both scenarios, all other variables, assumptions and data used to calculate the recoverable amount of assets were kept unchanged, with the following results:

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Item	Scenario	Impairment effect	Amount
Brent price	10% increase	Reversal	1,827
	10% decrease	Additional loss	(2,569)
Discount rate	1 p.p. decrease	Reversal	552
	1 p.p. increase	Additional loss	(590)

In addition, the following table presents a sensitivity analysis of the CGUs whose estimated recoverable amounts are close to their carrying amounts and, therefore, would be closer to the recognition of impairment losses in the future as a result of significant changes in assumptions.

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Assets with recoverable amount close to their carrying amount
CGU Marlim Leste and Tartaruga Verde cluster	E&P	4,445	4,173	(272)
		4,445	4,173	(272)

The simulations used above are not considered by the Company to be the best estimates for determining the expected effects on the recoverable amount and consequent impairment loss, nor the estimated effects on revenues or net income.

Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.2 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or clusters) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale
Asset or CGU by nature (1)	Carrying amount before impairment testing	Recoverable amount (2)	Impairment (losses) / reversals (3)	Business segment
				2025
Producing properties relating to oil and gas activities	576	539	(37)	E&P
Others			(38)	Several
Total			(75)
				2024
Producing properties relating to oil and gas activities	44	−	(44)	E&P
Others			12	Several
Total			(32)
				2023
Producing properties relating to oil and gas activities	230	334	102	E&P
Others			1	Several
Total			103
(1) Refers only to assets or groups of assets which presented impairment losses or reversals in the period.
(2) The recoverable amounts of assets for impairment computation were their fair value.

In 2025, the Company recognized impairment losses on assets classified as held for sale, resulting from their measurement at the fair value less costs to sell, mainly arising from Cherne cluster, due to the accident on platform PCH-1, which occurred in the second quarter of 2025, resulting in the recognition of a US$ 57 impairment loss.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2024, the Company recognized impairment losses on assets held for sale arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from Pescada cluster, due to decommissioning cost review.

In 2023, the Company recognized reversals on assets held for sale in the amount of US$ 103 arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from the approval for the disposal of Uruguá cluster (US$ 102).

The accounting policy for assets and liabilities held for sale is set out in note 29.

25.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM) models, specific for each case.

Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the moment in which technical and commercial feasibility to produce oil and gas are demonstrated.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	2025	2024
Property plant and equipment
Opening Balance	1,475	1,512
Additions	1,071	338
Write-offs	(7)	(27)
Transfers	(97)	(3)
Translation adjustment	175	(345)
Losses on exploration expenditures written off	(190)	−
Closing Balance	2,427	1,475
Intangible assets
Opening Balance	1,609	2,313
Additions	44	20
Write-offs	(19)	(19)
Losses on exploration expenditures written off	(164)	(224)
Translation adjustment	194	(481)
Closing Balance	1,664	1,609
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,091	3,084
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions to Property plant and equipment during 2025 are mainly related to well drilling activities associated with the exploratory areas of ARAM, Búzios, and BM-S-24 in the Santos basin; Norte de Brava, Albacora, Sudoeste de Tartaruga Verde and Alto de Cabo Frio Central in the Campos basin; and FZA-M-59 in Foz do Amazonas basin.

In 2025, the recognition of losses in property, plant and equipment (US$ 190) mainly refers to the drilling of wells by PIBBV in Colombia and São Tomé and Príncipe, with the assessment that the respective projects will not be developed.

In 2025, a US$ 164 loss was recognized in intangible assets due to the assessment of economic unfeasibility of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin. In 2024, a US$ 224 loss was recognized referring to the exploratory blocks C-M-657 and C-M-709, also located in the Campos basin, given that the Company decided not to complete the development of these projects, as disclosed in note 25.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2025	2024	2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(781)	(412)	(566)
Exploration expenditures written off (includes dry wells and signature bonuses)	(427)	(482)	(421)
Contractual penalties on local content requirements	(1)	(5)	12
Other exploration expenses	(8)	(14)	(7)
Total expenses	(1,217)	(913)	(982)
Cash used in:
Operating activities	789	426	573
Investment activities	1,154	582	672
Total cash used	1,943	1,008	1,245

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;
•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 24;
•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 26.1);
•	an internal commission of technical executives of the Company reviews monthly these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);
•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.
26.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (1)	2025	2024
Exploratory well costs capitalized for a period of one year	771	311
Exploratory well costs capitalized for a period greater than one year	1,656	1,164
Total capitalized exploratory well costs	2,427	1,475
Number of projects relating to exploratory well costs capitalized for a period greater than one year.	20	18

	Capitalized costs	Number of wells
2024	240	4
2023	243	2
2022	181	2
2021	40	1
2020 and previous years	952	16
Exploratory well costs that have been capitalized for a period greater than one year	1,656	25
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 20 projects comprising 25 wells, are composed of (i) US$ 1,472 of wells in areas in which there has been ongoing drilling or firmly planned drilling activities for the near term and for which an evaluation plan has been submitted for approval to the ANP; and (ii) US$ 184 relates to well drilling activities and to the evaluation of technical and commercial feasibility necessary for the decision on the production development and on definition of proved reserves.

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,410 (US$ 1,250 as of December 31, 2024), which is still in force as of December 31, 2025, net of commitments undertaken. As of December 31, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,358 (US$ 1,239 as of December 31, 2024) and bank guarantees of US$ 52 (US$ 11 as of December 31, 2024).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2025, the Company holds interest in 110 consortia with 34 companies, among which Petrobras is the operator in 72 (95 consortia with 34 companies and operator in 64, as of December 31, 2024).

The partnerships established in Brazil in 2025 are related to the 5th Permanent Concession Offering Cycle, of which:

•	10 contracts in the Foz do Amazonas basin, all of them in partnership with Exxon, both holding a 50% interest, where Petrobras operates 5 of them; and
•	3 contracts in the Pelotas basin with Petrobras acting as operator holding a 70% interest, while Galp holds 30% (for more information see note 24.1).

Additionally, Petrobras will act as non-operator in two new partnerships: in São Tomé and Príncipe, through the acquisition of a 27.5% interest in Block 4, in partnership with Shell, Galp, and ANP-STP; and in South Africa, through the acquisition of a 10% interest in the DWOB block, in consortium with TotalEnergies, QatarEnergy, and Sezigyn Pty.

The partnerships established in Brazil in 2024, with Petrobras as the operator, were related to the 4th Permanent Concession Offering Cycle in the Pelotas Basin, of which:

•	26 contracts with Petrobras holding a 70% interest and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% interest, Shell 30% and CNOOC 20%.

Petrobras started acting as non-operator in three new partnerships in São Tomé and Príncipe. The Company acquired a 45% interest in Blocks 10 and 13 and a 25% interest in Block 11, in partnership with Shell, Galp, and ANP-STP.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2025 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	672	Concession
Búzios ECO	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	594	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	244	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	76	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	67	Concession
Berbigão (1)	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	51	Concession
Atapu ECO	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	32	Production sharing
Sépia ECO	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	26	Production sharing
Tartaruga Verde	Campos basin	50%	Petronas - 50%	19	Concession
Sépia Leste	Santos basin pre-salt	80%	Petrogal - 20%	18	Concession
Total				1,799
(1) Petrobras’ share of production considers the Berbigão and Sururu fields as unified as of February 2025, in accordance with ANP’s decision . However, this decision is being contested in an arbitration proceeding (note 20.3).

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, Sapinhoá, Sururu and Tupi.

The table below presents changes in the estimate of reimbursements payable relating to the execution of the AIPs submitted for the approval of the ANP:

	2025	2024
Opening balance	577	462
Additions (write-offs) of assets	(220)	230
Payments made	(285)	(1)
Other (income) and expenses	241	16
Translation adjustments	96	(130)
Closing balance	409	577

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Agreements closed in 2025

a) Jubarte pre-salt layer shared reservoir

In May 2025, the Company submitted for approval of ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos basin, comprising Jubarte field, uncontracted areas of the Brazilian Federal Government and Argonauta field. In July 2025, ANP approved this AIP, effective as of August 1, 2025. Following this agreement, the interests of each area in the Jubarte shared reservoir are:

•	Jubarte field (Petrobras) - 97.25%;
•	uncontracted areas (Brazilian Federal Government represented by PPSA) - 1.89%; and
•	Argonauta field (Shell, ONGC and Brava) - 0.86%.

This agreement resulted in a US$ 325 write-off of assets and a US$ 753 expense recognized in other operating income (expenses). In October 2025, the Agreement on Expenditure and Volume Equalizaton (AEGV) was signed and Petrobras paid US$ 285 to PPSA.

The equalization related to Petrobras and the partners of Argonauta field is still ongoing.

b) Tupi shared reservoir

On November 12, 2025, ANP approved an amendment to the AIP of Tupi shared reservoir, in the Campos basin, effective as of December 1, 2025, comprising Tupi field, Sul de Tupi field and uncontracted areas.

Following this amendment, the interest of Petrobras in the Tupi shared reservoir increased from 67.216% to 67.457%. The interests of each area in the Tupi shared reservoir become:

•	Petrobras – 67.457%;
•	Shell – 22.65%;
•	Petrogal – 9.06%;
•	uncontracted areas (Brazilian Federal Government represented by PPSA) – 0.833%

This redetermination resulted in a US$ 130 addition to property, plant and equipment and a US$ 537 income recognized in other operating income (expenses). The equalization process between Petrobras, partners and PPSA is currently under negotiation.

Accounting policy for production individualization agreements

An individualization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new share in the single producing unit.

Events that occurred prior to the individualization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated. The provision will be offset by an increase or decrease in PP&E, revenues and/or expenses, according to the nature of the events to be reimbursed.

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	42,613	63,714	3,848	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	2,246	1,077	189	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	335	152	1	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	229	(80)	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	11	55	8	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	1	−	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	60	10	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	50	(5)	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	24	5	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	14	3	2	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	31	13	8	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	266	63	80	Brazil
Petrobras Bioeconomia FIDC IS	Corporate, others	49.01	49.01	−	21	2	Brazil
Associação Petrobras de Saúde - APS (2)	Corporate, others	93.47	93.47	988	144	12	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	57	47	13	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	202	(22)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	35	30	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	(39)	(47)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	13	(1)	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	22	4	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(642)	72	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	101	34	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	−	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	3	1	Brazil
(1) Sales revenues refer to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 52% in the Netherlands, 27% in the United States, and 21% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2025, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and
•	Petrobras Netherlands B.V. - PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Papa Terra BV (62.5%), Roncador BV (75%) and Iara BV (90.11%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia, all of them based in the Netherlands; and Petrobras Frade Inversiones SA - PFISA (100%), based in Uruguay. In addition, PNBV operates in the E&P segment through branches in São Tomé and Príncipe and South Africa. The subsidiaries BJOOS BV, Agri BV and Libra BV were liquidated in 2025 and, currently, the Company is assessing the liquidation of Guara BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.2.	Investments in associates and joint ventures
	Balance at 12.31.2024	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2025
Joint Ventures	481	4	−	107	1	−	(129)	464
MP Gulf of Mexico, LLC/PIB BV	298	−	−	58	(1)	−	(65)	290
Compañia Mega S.A. - MEGA	163	−	−	37	1	−	(52)	149
Other joint ventures	20	4	−	12	1	−	(12)	25
Associates	175	6	(4)	(159)	(175)	246	(6)	83
Other investments	3	−	−	−	−	−	−	3
Total	659	10	(4)	(52)	(174)	246	(135)	550

	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2024
Joint Ventures	481	13	−	125	(4)	−	(134)	481
MP Gulf of Mexico, LLC/PIB BV	340	−	−	75	1	−	(118)	298
Compañia Mega S.A. - MEGA	119	−	−	60	1	−	(17)	163
Other joint ventures	22	13	−	(10)	(6)	−	1	20
Associates	873	9	(12)	(752)	323	(261)	(5)	175
Other investments	4	−	−	−	(1)	−	−	3
Total	1,358	22	(12)	(627)	318	(261)	(139)	659

28.3.	Investments in non-consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2025	12.31.2024	Type	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Associate
Braskem S.A.	212,427	212,427	Common	1.47	1.95	312	415
Braskem S.A.	75,762	75,762	Preferred A	1.43	1.87	109	142
						421	557

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

28.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2025 is US$ 326 (US$ 244 in 2024) primarily comprising US$ 279 of FIDC (US$ 201 in 2024); and US$ 31 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 30 in 2024).

Condensed financial information is set out as follows:

	FIDC		TBG
	2025	2024	2025	2024
Current assets	11,189	14,839	128	156
Property, plant and equipment	−	−	265	246
Other non-current assets	−	−	4	4
	11,189	14,839	397	406
Current liabilities	−	13	151	159
Non-current liabilities	−	−	182	186
Shareholders' equity	11,189	14,826	64	61
	11,189	14,839	397	406
Sales revenues	−	−	266	313
Net income	1,545	1,317	81	85
Increase (decrease) in cash and cash equivalents	(725)	203	(47)	(51)

The Credit Rights Investment Fund (FIDC) is a fund mainly intended to securitize “performed” and “non-performed” credits for operations carried out by the Company’s subsidiaries, aiming to optimize cash management.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

TBG is an indirect subsidiary which operates in natural gas transmission activities mainly through Bolivia-Brazil Gas Pipeline. The Company holds 51% of interests in this indirect subsidiary.

28.5.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

	2025				2024

	Joint ventures			Associates(1)	Joint ventures			Associates(1)

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad		In Brazil	MP Gulf of Mexico, LLC	Other companies abroad

Current assets	268	488	224	4,882	345	400	271	6,102
Non-current assets	267	−	36	3,580	242	6	22	3,365
Property, plant and equipment	495	1,750	397	6,961	418	1,808	305	6,594
Other non-current assets	15	1	−	1,302	29	−	−	1,267
	1,045	2,239	657	16,725	1,034	2,214	598	17,328
Current liabilities	268	346	133	4,110	284	315	99	4,554
Non-current liabilities	538	381	87	12,400	498	425	19	12,641
Shareholders' equity	233	1,221	437	150	246	1,176	480	43
Non-controlling interest	6	291	−	65	6	298	−	90
	1,045	2,239	657	16,725	1,034	2,214	598	17,328

Sales revenues	798	692	203	9,840	786	1,124	149	14,430
Net Income (loss) for the year	(35)	276	107	29	(25)	481	208	(2,119)
Ownership interest - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	20 to 38.8%
(1) Mainly composed of Braskem.

Accounting policy for investments

Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations (at the level of interest the Company has in them) and consolidated structured entities.

Intragroup balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated in the consolidation of the financial statements.

Investments in other companies

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method.

Business combination

A business combination is a transaction in which the acquirer obtains control of another business, regardless it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		12.31.2025	12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment (1)	25	25	510
Total	25	25	510
Liabilities on assets classified as held for sale
Provision for decommissioning costs (1)	103	103	713
Total	103	103	713
(1) In 2025, the reduction is related to the sale of the Cherne and Bagre fields. For more information, see note 29.1.

29.1.	Closed sales

In August 2025, Petrobras closed the sale of the Company's entire interest in Cherne and Bagre producing fields, located in the shallow waters of the Campos Basin, to Perenco Petróleo and Gás (“Perenco”).

The transaction was closed with the payment of US$ 9 to Petrobras, in addition to US$ 1 paid to Petrobras in April 2024, at the signing of the transaction. A US$ 2 gain was recognized in other income and expenses within results on disposal/write-offs of assets.

These fields had their production interrupted in March 2020, and their respective production facilities have been idled since then. This sale agreement provided for compensation adjustments to be paid by Petrobras to Perenco to maintain the operating conditions of these assets, intended to make Perenco resume production of these fields as an alternative to their decommissioning, which is no longer an obligation of Petrobras.

Accounting Policy for assets and liabilities held for sale

Assets and liabilities associated with these assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets and liabilities associated with these assets classified as held for sale are measured at the lower of their carrying amount or fair value less disposal expenses.

For non-current assets classified as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments for decommissioning assumed by the Company as a result of a sale are recognized after the closing of the transaction, in accordance with the contractual terms.

29.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2025	Assets recognized in previous periods	Balance of contingent assets as of December 31, 2025
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	242	1,272	3,744
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	55	303	292
Baúna field	November 2020	285	18	253	14
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	16	10	17
Papa-Terra field	December 2022	90	22	32	36
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	353	2,312	4,217
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11). In December 2025, considering that the average Brent price range did not reach the maximum limit of US$ 70/bbl, this contingent asset was reduced to US$ 5,258.

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held in 2021. Petrobras explores the Sépia field as part of a consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), and explores the Atapu field as part of a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts received by Petrobras in previous years following the signing of the AIPs, as established in Ordinance No. 8/2021, until 2032, whenever the price of Brent oil reaches an annual average ranging from US$ 40.00 to US$ 70.00, an earnout is due to Petrobras.

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Finance debt
30.1.	Balance by type of finance debt
In Brazil	12.31.2025	12.31.2024
Banking market	4,514	2,828
Capital market	3,017	2,225
Development banks (1)	532	508
Others	3	2
Total	8,066	5,563
Abroad
Banking market	3,081	3,691
Capital market	13,983	12,265
Export credit agency	1,189	1,508
Others	122	135
Total	18,375	17,599
Total finance debt	26,441	23,162
Current	2,186	2,566
Non-current	24,255	20,596
(1) Includes BNDES.

Current finance debt is composed of:

	12.31.2025	12.31.2024
Short-term debt	20	10
Current portion of long-term debt	1,616	2,132
Accrued interest on short and long-term debt	550	424
Total	2,186	2,566

The capital market balance is mainly composed of US$ 13,418 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 2,058 in debentures and US$ 898 in commercial notes issued by Petrobras in reais in Brazil.

The balance of global notes has maturities between 2027 to 2115 and does not require collateral. Such financing was carried out in dollars (93%) and pounds (7%).

The debentures and the commercial notes, with maturities between 2026 and 2045, do not require collateral and are not convertible into shares or equity interests.

30.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	2,218	3,102	5,320
Repayment of principal (1)	(729)	(2,545)	(3,274)
Repayment of interest (1)	(704)	(1,132)	(1,836)
Accrued interest (2)	882	1,194	2,076
Foreign exchange/ inflation indexation charges	51	(44)	7
Translation adjustment	785	201	986
Balance at December 31, 2025	8,066	18,375	26,441

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	1,132	997	2,129
Repayment of principal (1)	(526)	(6,045)	(6,571)
Repayment of interest (1)	(418)	(1,505)	(1,923)
Accrued interest (2)	483	1,498	1,981
Foreign exchange/ inflation indexation charges	177	508	685
Translation adjustment	(1,375)	(565)	(1,940)
Balance at December 31, 2024	5,563	17,599	23,162
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

30.3.	Reconciliation with cash flows from financing activities
			2025			2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	5,320	(3,274)	(1,836)	2,129	(6,571)	(1,923)
Discount/(premium) on repurchase of debt securities	−	(6)	−	−	10	−
Deposits linked to finance debt (1)	−	(46)	−	−	25	5
Net cash used in financing activities	5,320	(3,326)	(1,836)	2,129	(6,536)	(1,918)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2025, the Company:

•	repaid several finance debts, in the amount of US$ 5,162, notably: (i) US$ 3,081 in the banking market, including the pre-payments of US$ 610 of loans in the domestic and international banking markets; (ii) US$ 1,526 in the capital market, notably the repurchase and withdrawal of US$ 457 of securities in the international capital market; (iii) US$ 409 to the export credit agencies; (iv) US$ 99 to the development banks; (v) US$ 47 to others; and
•	raised US$ 5,320, notably: (i) proceeds in the international capital market (global notes), in the amount of US$ 1,962, with maturities in 2030 and 2036; (ii) proceeds in the domestic banking market, in the amount of US$ 1,686; (iii) proceeds in the international banking market, in the amount of US$ 1,122; and (iv) public offering of debentures, in the amount of USS$ 516, with maturities in 2035, 2040, and 2045.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.4.	Summarized information on current and non-current finance debt
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value

Financing in U.S. Dollars:	1,447	2,000	1,563	709	2,036	8,874	16,629	16,630
Floating rate debt (2)	1,165	1,321	523	144	699	220	4,072
Fixed rate debt	282	679	1,040	565	1,337	8,654	12,557
Average interest rate p.a.	6.3%	6.0%	5.7%	6.1%	6.2%	6.6%	6.4%
Financing in Brazilian Reais):	671	147	138	962	635	5,203	7,756	7,248
Floating rate debt (3)	285	34	34	34	528	4,754	5,669
Fixed rate debt	386	113	104	928	107	449	2,087
Average interest rate p.a.	10.1%	9.3%	9.6%	9.9%	10.4%	8.1%	9.3%
Financing in Euro:	21	−	105	26	52	361	565	562
Fixed rate debt	21	−	105	26	52	361	565
Average interest rate p.a.	4.6%	0.0%	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling:	41	−	−	396	−	556	993	988
Fixed rate debt	41	−	−	396	−	556	993
Average interest rate p.a.	6.1%	0.0%	0.0%	6.1%	0.0%	6.6%	6.3%
Financing in Renminbi:	6	5	5	5	477	−	498	479
Floating rate debt	6	5	5	5	477	−	498
Average interest rate p.a.	3.1%	3.1%	3.1%	3.1%	3.1%	0.0%	3.1%
Total as of December 31, 2025	2,186	2,152	1,811	2,098	3,200	14,994	26,441	25,907
Average interest rate (4)	7.3%	6.8%	6.8%	7.1%	7.2%	6.6%	6.7%
(1) The average maturity of outstanding debt as of December 31, 2025 is 11.70 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2024, the total fair value is US$ 22,213 and the average interest rate p.a. is 6.8%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,390 as of December 31, 2025 (US$ 11,174 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 12,517 as of December 31, 2025 (US$ 11,039 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2026	2027	2028	2029	2030	2031 and thereafter	12.31.2025	12.31.2024
Principal	1,663	2,187	1,904	2,141	3,283	15,396	26,574	23,473
Interest	1,952	1,790	1,623	1,576	1,401	14,343	22,686	20,388
Total (1)	3,615	3,977	3,527	3,717	4,684	29,739	49,260	43,861
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.5.	Lines of credit
						12.31.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV (2)	Syndicate of banks	8/7/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	273	−	273
Petrobras	Banco Itaú	07/30/2025	07/31/2030	273	−	273
Petrobras (3)	Banco do Brasil	03/23/2018	09/26/2030	636	−	636
Petrobras	Banco do Brasil	10/4/2018	4/9/2029	727	−	727
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,969	−	1,969
(1) On July 8, 2025, the balance of the line of credit was changed from US$ 5,000 to US$ 4,111.
(2) On July 8, 2025, the US$ 2,050 line of credit was cancelled and the new US$ 1,060 line of credit was contracted.
(5) On April 3, 2025, a new amendment was made that increased the amount of the line of credit from US$ 363 (R$ 2 billion) to US$ 636 (R$ 3.5 billion).

30.6.	Covenants and Collateral
30.6.1.	Covenants

The Company has covenants requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; ii) Negative Pledge / Permitted Liens clause.

Additionally, there are other non-financial obligations that the Company has to comply with: i) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (ii) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; and (iii) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control - OFAC, Department of State and Department of Commerce), the European Union and United Nations.

In 2025, there were no defaults, breaches of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements.

If the Company breaches any of the aforementioned covenants and either is incapable of remedy or continues to fail to comply with the covenants for a period ranging from 30 to 60 calendar days (depending on the contract) after it has received a written notice from the creditors specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”, this may be declared an Event of Default, and in certain cases the debt related to that contract becomes due and payable.

30.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. Such contracts represent 7.4% of the total financing, notably a Financing agreement with China Development Bank (CDB).

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes.

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for loans and finance debt

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method.

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income of the period.

31.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	3,019	9,575	12,594
Payment of principal and interest	(2,669)	(6,740)	(9,409)
Interest expenses	491	2,192	2,683
Foreign exchange losses	(342)	(3,956)	(4,298)
Translation adjustment	663	3,970	4,633
Balance at December 31, 2025	6,646	36,706	43,352
Current			10,037
Non-current			33,315

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	1,589	8,128	9,717
Payment of principal and interest	(2,649)	(5,192)	(7,841)
Interest expenses	529	1,765	2,294
Foreign exchange losses	716	6,986	7,702
Translation adjustment	(1,493)	(7,068)	(8,561)
Transfers	−	39	39
Balance at December 31, 2024	5,484	31,665	37,149
Current			8,542
Non-current			28,607

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (2)	Recoverable taxes (2)
Without readjustment
Vessels	5,235	3,577	1,846	679	321	1,731	13,389	272
Others	215	185	138	97	55	28	718	60
With readjustment - abroad (1)
Vessels	396	394	207	67	24	7	1,095	−
Platforms	3,373	2,939	2,851	2,829	2,711	30,205	44,908	−
With readjustment - Brazil
Vessels	765	513	335	125	2	34	1,774	140
Properties	134	173	149	109	97	1,246	1,908	28
Others	248	213	145	102	106	41	855	63
Nominal amounts on December 31, 2025	10,366	7,994	5,671	4,008	3,316	33,292	64,647	563
(1) Contracts signed in the U.S. dollars.
(2) On December 31, 2024, the nominal amounts of future payments are US$ 55,117 and the recoverable taxes are US$ 509.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95% of the lease liability:

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Present Value of Future Payments (1)	Discount rate (%)	Average Period (years)	Recoverable taxes	12.31.2025	12.31.2024
Without readjustment
Vessels	4.9995	4.4	272	12,038	9,875
Others	5.2721	3.7	60	652	440
With readjustment - abroad
Platforms	6.4614	18.4	−	26,612	23,292
Vessels	5.3131	2.9	−	1,015	964
With readjustment - Brazil
Vessels	12.9138	2.6	140	1,510	1,313
Properties	8.1450	24.8	28	839	734
Others	11.6808	4.1	63	686	531
Total	6.0250	14.6	563	43,352	37,149
(1) Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	12.31.2025	12.31.2024
Variable payments	1,083	1,035
Up to 1 year maturity	13	96
Variable payments x fixed payments	11%	13%

At December 31, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 20,356 (US$ 65,034 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.3.

Accounting policy for lease liabilities

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain. These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 33.3.1).

In the E&P segment, some activities are conducted by joint operations with partner companies where the Company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

32.	Equity
32.1.	Share capital (net of share issuance costs)

As of December 31, 2025, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2025	12.31.2024
Common shares	7,442,231,382	7,442,454,142
Preferred shares	5,446,501,379	5,602,042,788
Subscribed and fully paid shares	12,888,732,761	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

32.2.	Capital reserve

Capital reserve comprises treasury shares owned by Petrobras. In 2025, the reserve balance was used to cancel shares (US$ 1 as of December 31, 2024).

32.3.	Capital transactions
32.3.1.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

32.3.2.	Treasury shares

On January 29, 2025, the Board of Directors approved the cancellation of the total of 155,764,169 treasury shares, without reducing the share capital (see note 32.1).

As of December 31, 2024, shares held in treasury in the amount of US$ 1,118 were represented by 222,760 common shares and 155,541,409 preferred shares.

32.4.	Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

	2025	2024
Actuarial losses on defined benefit pension plans	(15,728)	(12,975)
Share of other comprehensive income (loss) in equity-accounted investments	(681)	(927)
Unrealized losses on cash flow hedge - highly probable future exports	(13,845)	(20,360)
Translation adjustments	(75,027)	(75,208)
Total	(105,281)	(109,470)

32.5.	Appropriation of net income
32.5.1.	Profit reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Legal (1)	R&D reserve (2)	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Transfer to reserves	−	−	−	130	−	−	130
Dividends	−	−	(4,184)	−	(1,440)	1,477	(4,147)
Balance at December 31, 2024	12,846	3,397	−	2,128	41,598	1,477	61,446

Balance at January 1, 2025	12,846	3,397	−	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	−	(1,116)	−	(1,116)
Additional dividends proposed	−	−	−	−	−	(1,477)	(1,477)
Transfer to reserves	−	−	−	148	12,132	−	12,280
Dividends	−	−	−	−	−	1,467	1,467
Balance at December 31, 2025	12,846	3,397	−	2,276	52,614	1,467	72,600
(1) In 2025, no appropriation was made to this reserve, as it had reached its legal limit.
(2) In 2025, no appropriation was made to this reserve, as it had reached the limit established in the Company’s bylaws.

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital (calculated in Brazilian reais). The balance of this reserve may only be used to compensate losses or increase capital.

Statutory reserves

In accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D programs.
•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

As of December 31, 2025, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.5.2.	Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings. However, this priority does not necessarily grant dividend distributions to the preferred shareholders in the event of loss for a year.

Preferred shares participate in the distribution of dividends, on a non-cumulative basis, on equal terms with common shares when the amount to be distributed exceeds the minimum percentage established in the Company's bylaws for preferred shares.

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4,000 for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than the maximum debt level defined in the strategic plan (US$ 75,000 in the 2026-2030 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% of the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4,000 and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders.

b)	Proposed remuneration to the shareholders of Petrobras

For 2025, the proposed remuneration to the shareholders of Petrobras amounts to US$ 7,507, was based on the shareholders remuneration policy of 45% of the free cash flow (calculated in Brazilian Reais), as set bellow.

	2025	2024
Dividends and interest on capital	7,507	13,076
Share repurchase program (1)	−	381
Total capital remuneration reserve	7,507	13,457
(1) Excludes transaction costs on the repurchase of shares.

c)	Anticipation of dividends relating to 2025

In 2025, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of US$ 5,922 (R$32,535 million), equivalent to US$ 0,4595 (R$ 2,5243) per common and preferred shares, based on the net income of the period from January to September 2025 (interim), as shown in the following table:

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2025	05.12.2025	06.02.2025	0.1600	2,062
Interim dividends and interest on capital - 2nd quarter of 2025	08.07.2025	08.21.2025	0.1230	1,585
Interim dividends and interest on capital - 3rd quarter of 2025	11.06.2025	12.22.2025	0.1765	2,275
Total anticipated remuneration to the shareholders of Petrobras			0.4595	5,922
Update by the SELIC interest rate (1)			0.0092	118
Total anticipated dividends			0.4687	6,040
(1) The amount of update by the SELIC interest rate on capital per share was calculated based on shares outstanding on December 31, 2025.

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (US$ 118) and are considered in determining the remaining dividends to be paid relating to 2025.

The interest on capital anticipated in 2025 resulted in a deductible expense which reduced the income tax expense by US$ 1,364 This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

d)	Proposed dividends

The Dividends for 2025, proposed by management for approval at the Annual General Shareholders Meeting, amounts to US$ 7,507 (US$ 0.5814 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 4,967) and additional dividends proposed of US$ 2,539 arising from the remaining portion of retained earnings. This proposal is superior to the priority of preferred shares and in accordance with the shareholders remuneration policy.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws will be effective as of January 1, 2026, and the Company is adopting the necessary measures to ensure compliance with this legislation.

On April 16, 2025, the Annual General Shareholders Meeting approved the distributions to shareholders relating to 2024, in the amount of US$ 13,076 (US$ 1.0146 per outstanding share), including the minimum mandatory dividend of 25% of the adjusted net income (US$ 1,446) and additional dividends proposed of US$ 6,006 arising from the remaining portion of retained earnings, in addition to US$ 5,624 arising from the capital remuneration and profit retention reserves.

e)	Dividends payable

As of December 31, 2025, dividends payable within current liabilities, amounting to US$ 2,095, net of withholding income taxes over interest on capital US$ 136, relate to the anticipation of dividend approved on November 6, 2025, related to the third quarter of 2025. The first installment of these dividends was paid on February 20, 2026 and the second installment will be paid on March 20, 2026.

Changes in the balance of dividends payable are set out as follows:

	2025	2024
Consolidated opening balance of dividends payable	2,657	3,539
Opening balance of dividends payable to non-controlling shareholders	19	38
Opening balance of dividends payable to shareholders of Petrobras	2,638	3,501
Additions relating to complementary dividends	1,477	7,178
Additions relating to anticipated dividends	5,922	11,493
Payments made	(8,114)	(18,327)
Indexation to the Selic interest rate	149	385
Transfers to unclaimed dividends	(27)	(64)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(384)	(383)
Translation adjustment	414	(1,145)
Closing balance of dividends payable to shareholders of Petrobras	2,075	2,638
Closing balance of dividends payable to non-controlling shareholders	20	19
Consolidated closing balance of dividends payable	2,095	2,657
(1) Includes US$ 2 over dividends approved in 2024 and US$ 367 over dividends approved in 2025, as well as US$ 15 over the updated by the Selic interest rate of dividends paid in 2025.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Additional dividends proposed, amounting to US$ 1,467 (US$ 0.1138 per outstanding share), will be maintained in shareholders' equity until its approval on the Annual General Shareholders Meeting, expected to be held in April 2026, when it will be reclassified to liabilities, if approved.

32.5.3.     Unclaimed Dividends

As of December 31, 2025, the balance of dividends not claimed by shareholders of Petrobras is US$ 187, recorded as other current liabilities, as described in note 21 (US$ 276 as of December 31, 2024). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	2025	2024
Changes in unclaimed dividends
Opening balance	276	337
Prescription	(153)	(54)
Transfers from dividends payable	27	64
Translation adjustment	37	(71)
Closing Balance	187	276

Prescribed dividends amounting to US$ 153 in 2025 were transferred to equity, within retained earnings.

The following table presents the Company’s expectation of prescription of unclaimed dividends if missing registration data is uninformed by shareholders of Petrobras.

12.31.2025
Expectation of prescription of unclaimed dividends
2026	74
2027	78
2028	35
187

Accounting policy on distributions to shareholders

Interest on capital is a deductible expense, since it is part of the dividend for the year, as provided for in the Company’s bylaws, and accounted for in the statement of income, as required by tax legislation, resulting in a tax credit for income taxes recognized in the statement of income of the year.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

Dividends not claimed by Petrobras’ shareholders are transferred from dividends payable to other current liabilities. After 3 years from the date these dividends are made available to shareholders, they are reclassified from other current liabilities to equity within retained earnings, in accordance with Petrobras' bylaws.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

32.6.	Earnings per share
		2025			2024			2023
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	11,337	8,297	19,634	4,343	3,185	7,528	14,221	10,663	24,884
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,456,530,746	12,898,762,128	7,442,231,382	5,580,057,862	13,022,289,244
Basic and diluted earnings per share - in U.S. dollars	1.52	1.52	1.52	0.58	0.58	0.58	1.91	1.91	1.91
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	3.04	3.04	3.04	1.16	1.16	1.16	3.82	3.82	3.82
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 32.1.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

33.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes risks into account in its business decisions and manages any such risk in an integrated manner to take advantage of the benefits of diversification.

In its corporate risk management process, Petrobras maintains derivative financial instruments to hedge its exposures to market risks on certain occasions and designates certain U.S. dollar obligations and highly probable future exports as hedge accounting relationships to protect against exchange rate variations.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.1.	Comprehensive income

Statement of income

Gains/ (losses) recognized in the statement of income
	2025	2024	2023
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 33.3.1 (b)	65	(96)	81
Cash flow hedge on exports - Note 33.3.1 (a)	(2,141)	(2,992)	(3,763)
Interest rate risk
Swap IPCA X CDI - 33.3.1 (b)	(15)	(78)	25
Recognized in Net finance income (expense)	(2,091)	(3,166)	(3,657)
Price risk (commodity derivatives)
Recognized in other income and expenses	21	42	11
Total	(2,070)	(3,124)	(3,646)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

Gains/ (losses) recognized in the period
	2025	2024	2023
Hedge accounting
Cash flow hedge on exports - Note 33.3.1 (a)	9,871	(12,635)	8,317
Deferred income taxes	(3,356)	4,295	(2,830)
Total	6,515	(8,340)	5,487

33.2.	Statement of Financial Position

Assets and Liabilities

	12.31.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(24)	(101)
Closed derivatives transactions awaiting financial settlement	(5)	1
Recognized in Statements of Financial Position	(29)	(100)
Other assets (note 22)	102	29
Other liabilities (note 22)	(131)	(129)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2025, and represents its risk exposure:

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(85)	(105)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(20)	(20)	-	−	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	53	17	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	(3,045)	(1,450)	7	(13)	Level 1	2026
Options - Long put/ Soybean oil (3)	(4)	-	−	−	Level 2	2026
Total open derivative transactions			(25)	(101)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	31.12.2025	12.31.2024
Commodity derivatives	51	69

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	2025	2024	2023
Hedge accounting
Cash flow hedge on exports - Note 33.3.1 (a)	(20,974)	(30,845)	(18,210)
Deferred income taxes	7,129	10,485	6,190
Total	(13,845)	(20,360)	(12,020)

33.3.	Market risks
33.3.1.	Foreign exchange rate risk management

By managing its foreign exchange risk, the Company takes into account the cash flows derived from its operations as a whole. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as high probable future transactions, monetary items and firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in U.S. dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 33.3.1(a).

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 33.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.5024 exchange rate are set out below:

		Present value of hedging instrument notional value at 12.31.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2026 to December 2035	72,080	396,615

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	34,537	192,239
Exports affecting the statement of income	(14,732)	(82,271)
Principal repayments / amortization	(13,625)	(75,867)
Foreign exchange rate variations	-	(45,559)
Amounts designated as of December 31, 2025	72,080	396,615
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2025	93,553	514,768

In 2025, the Company recognized a US$ 126 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 208 loss in 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 73.2%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	2025	2024
Opening balance	(30,845)	(18,210)
Recognized in equity	7,730	(15,627)
Reclassified to the statement of income	2,141	2,992
Other comprehensive income (loss)	9,871	(12,635)
Closing balance	(20,974)	(30,845)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of December 31, 2025, is set out below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(5,773)	(5,931)	(4,066)	(3,492)	(855)	(857)	(20,974)

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future exports revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations and lease liability (non-derivative financial instruments) have been designated as hedging instruments.

The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in U.S. dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in equity, within other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settles, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Gains or losses relating to the ineffective portion are immediately recognized in finance income (expense). Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value.

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 537 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(12)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 0.04% appreciation of the real;
•	euro x U.S. dollar - a 2.07% appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.23% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 0.89% appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the year against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 12.31.2025	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,992	27,470	(2)	998
	Liabilities	(119,307)	(656,473)	52	(23,861)
	Exchange rate - Cross currency swap	(488)	(2,687)	−	(98)
	Cash flow hedge on exports	72,080	396,615	(31)	14,416
	Total	(42,723)	(235,075)	19	(8,545)
Euro/Dollar	Assets	1,256	6,912	26	251
	Liabilities	(1,729)	(9,512)	(36)	(346)
	Total	(473)	(2,600)	(10)	(95)
Pound/Dollar	Assets	1,008	5,544	2	202
	Liabilities	(1,985)	(10,924)	(5)	(397)
	Total	(977)	(5,380)	(3)	(195)
Renminbi /Dollar	Assets	1	7	−	−
	Liabilities	(499)	(2,743)	(4)	(100)
	Total	(498)	(2,736)	(4)	(100)
Others (1)	Assets	4	21	−	1
	Liabilities	(50)	(274)	(1)	(10)
	Total	(46)	(253)	(1)	(9)
Total at December 31, 2025		(44,717)	(246,044)	1	(8,944)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

33.3.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(170)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(172)

The positions with commodity derivatives are presented in note 33.2.

33.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of December 31, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
Finance debt
CDI	614	859
SOFR 3M (1)	93	124
SOFR 6M (1)	64	75
SOFR O/N (1)	44	62
IPCA	113	158
TJLP	58	81
LPR 12M (2)	15	21
TR	5	6
	1,006	1,386
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

33.4.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 30.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt, lease liabilities, post-employment benefits and decommissioning costs are presented in notes 30.4, 31, 19.3.4 and 21, respectively.

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

33.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of December 31, 2025, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 14.2 and 14.3, which present expected credit losses.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

33.5.1.	Credit quality of financial assets
a)	Cash and cash equivalents and financial investments

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

	Cash and cash equivalents		Financial investments
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Investment grade - global rating	1,458	1,413	1,961	1,875
AA	338	315	1,930	876
A	1,113	1,098	31	999
BBB	7	−	−	−
Other ratings abroad, including cash	3,621	215	2	1,026
Investment grade - local rating (Brazil)	1,390	1,642	766	1,944
AAA.br	1,390	1,642	766	1,944
Other ratings in Brazil, including cash	2	1	−	−
	6,471	3,271	2,729	4,845

As of December 31, 2025, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

These financial assets, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

b)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

More information on the effect of this risk assessment is available in notes 14.2 and 14.3, which present the provision for expected credit losses and the respective accounting policy.

34.	Related-party transactions

The Company has a related-party transactions policy, which is revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Statutory Audit Committee (CAE) must approve in advance transactions between the Company and: i) the Brazilian Federal Government, including its agencies or similar bodies; ii) Petros Foundation; iii) Petrobras Health Association; iv) entities controlled by Petrobras in which there is a participation in the share capital of the controlled company by the Brazilian Federal Government, its Entities, or any authority of a public entity to which Petrobras is linked, or by individuals connected to it; v) Petrobras’ associated entities (including entities controlled by its associates); and vi) entities controlled by key management personnel or by their close family members, taking into account the materiality established by this policy.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

34.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		12.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	33	28	65	1
Other associates and joint ventures	44	27	52	15
Subtotal	77	55	117	16
Brazilian government – Parent and its controlled entities
Government bonds	552	−	1,114	−
Banks controlled by the Brazilian Government	16,027	3,790	12,030	2,675
Brazilian Federal Government (1)	−	893	−	1,046
Pré-Sal Petróleo S.A. – PPSA	−	116	−	79
Others	181	170	235	85
Subtotal	16,760	4,969	13,379	3,885
Petros	50	310	44	234
Total	16,887	5,334	13,540	4,135
Current	1,896	1,453	1,557	1,382
Non-Current	14,991	3,881	11,983	2,753
(1) Includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2025	2024	2023
Joint ventures and associates
Petrochemical companies (associates)	3,025	3,505	3,402
Other associates and joint ventures	40	50	57
Subtotal	3,065	3,555	3,459
Brazilian government – Parent and its controlled entities
Government bonds	49	145	210
Banks controlled by the Brazilian Government	(92)	−	(19)
Receivables from the Electricity sector	−	−	233
Petroleum and alcohol account - receivables from the Brazilian Government	−	7	15
Brazilian Federal Government	(40)	(112)	(124)
Pré-Sal Petróleo S.A. – PPSA	(407)	(599)	(361)
Others	(485)	(255)	(204)
Subtotal	(975)	(814)	(250)
Petros	(19)	(19)	(19)
Total - Income (Expenses)	2,071	2,722	3,190
Revenues, mainly sales revenues	3,045	3,536	3,450
Purchases and services	−	15	12
Income (expenses)	(891)	(871)	(582)
Foreign exchange and inflation indexation charges, net	65	(105)	(267)
Finance income (expenses), net	(148)	147	577
Total - Income (Expenses)	2,071	2,722	3,190

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 19.

34.2.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) in December 2025 and December 2024 were:

	Parent Company (U.S. dollars)
Compensation of employees, excluding officers	2025	2024
Lowest compensation	944	731
Average compensation	4,986	4,249
Highest compensation	21,386	18,194

	Parent Company
Employees	2025	2024
Number of employees	43,199	41,778

The annual compensation of Executive Officers, including variable compensation, for the years 2025 and 2024 were:

	Parent Company (U.S. dollars)
Compensation of the Director of Petrobras (includes variable compensation)	2025	2024
Lowest compensation (1)	428,174	452,163
Average compensation (2)	592,464	615,641
Highest compensation (3)	541,785	563,303
(1) Corresponds to the lowest annual compensation according to the Annual Circular Letter CVM/SEP of February 27, 2025, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) Corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the Annual Circular Letter CVM/SEP of February 27, 2025.
(3) Corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of February 27, 2025.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		2025			2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	3.0	0.4	3.4	3.0	0.4	3.4
Social security and other employee-related taxes	0.8	−	0.8	0.8	−	0.8
Post-employment benefits (pension plan)	0.4	−	0.4	0.3	−	0.3
Variable compensation	2.8	−	2.8	2.6	−	2.6
Benefits due to termination of tenure	0.2	−	0.2	0.5	−	0.5
Total compensation recognized in the statement of income	7.2	0.4	7.6	7.2	0.4	7.6
Total compensation paid (1)	6.0	0.4	6.4	6.4	0.4	6.8
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	8.92	9.00	17.92	9.00	8.00	17.00
(1) Includes variable compensation for Executive Officers relating to previous periods.

In 2025, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 16.8 (US$ 14 in 2024 and US$ 14.7 in 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 239 thousand for 2025 (US$ 283 thousand with tax and social security costs). For 2024, the total compensation concerning these members was US$ 416 thousand (US$ 493 thousand with tax and social security costs). For 2023, it was US$ 544 thousand (US$ 642 thousand with tax and social security costs).

On April 16, 2025, the shareholders, at the Company’s Annual General Shareholders Meeting, set the threshold for the overall compensation for executive officers and board members at US$ 8.3 (R$ 47.57 million) from April 2025 to March 2026.

The average annual remuneration of the members of Petrobras' Fiscal Council, in fiscal year 2025, was US$ 31 (US$ 38, considering social security costs). In 2024, the average annual remuneration was US$ 29 (US$ 34, considering social security costs). In 2023, the average annual remuneration was US$ 31 (US$ 38, considering social security costs).

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 4 annual installments.

In 2025, the Company provisioned US$ 2.8 referring to the Performance Award Program – PPP 2025 for Executive Directors (US$ 2.6 in 2024).

Exemption from damage (indemnity)

Since 2002, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

Indemnity Commitment	Date of approval	Expiration at Ordinary General Meeting of	Maximum exposure
1st Commitment	12/18/2018	2020	500
2nd Commitment	03/25/2020	2022	300
3rd Commitment	03/30/2022	2024	200
4th Commitment	03/27/2024	2026	161

The term of coverage provided for in the Commitment begins from the date of signature until the occurrence of the following events, whichever comes last: (i) the end of the fifth year following the date on which the beneficiary leave, for any reason, to exercise the mandate or function/position; (ii) the course of the time required in transit of any Process in which the Beneficiary is partly due to the practice of Regular Management Act; or (iii) the course of the limitation period according to law to events that can generate the obligations of indemnification by the Company, including, but not limited to, the criminal statute applicable deadline, even if such period is applied by administrative authorities or at any time when there is an indemnifiable event based on an imprescriptible fact.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (vi) there is a charge for amounts erroneously paid to members and former members of the Board of Executive Officers compensated by variable remuneration linked to financial results, when rectifying the financial statements, in accordance with the Clawback rules applied by the Securities and Exchange Commission (SEC); or (vii) where a manifest conflict of interest with the Company is established.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision concluding that an act was committed intentionally or with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming such amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

35.	Supplemental information on statement of cash flows
	2025	2024	2023
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	1,367	1,307	1,403
Transactions not involving cash
Purchase of property, plant and equipment on credit	418	1,081	−
Lease	13,230	10,107	14,992
Losses (reversals) on decommissioning costs	(68)	6,393	2,641
Use of tax credits and judicial deposits for the payment of contingencies	607	256	144
Remeasurement of property, plant and equipment acquired in previous periods	−	−	5
Earnout related to Atapu and Sépia fields	236	268	280

35.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	2025	2024	2023
Depreciation and depletion of Property, plant and equipment	18,384	14,953	15,306
Amortization of Intangible assets	154	134	104
Capitalized depreciation	(3,214)	(2,438)	(1,965)
Depreciation of right of use - recovery of PIS/COFINS	(177)	(170)	(165)
Depreciation, depletion and amortization in the Statements of Cash Flows	15,147	12,479	13,280

36.	Subsequent events

Contingent Payments Received (earnout)

In January 2026, the Company received installments of contingent payments (earnout) from the partners of the Sépia and Atapu blocks, relating to 2025, in the amount of US$ 309 (R$ 1,650 million). For more information, see note 29.

110

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, issued by the Financial Accounting Standards Board (FASB), this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2025, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America, and  South Africa and São Tomé and Príncipe, in Africa. The equity-accounted investments are comprised of the operations of the joint venture Company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy") has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, South Africa and São Tomé and Príncipe our activities are exploratory, and therefore, there are no associated reserves.

i) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 23 and 24 present the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad				Total	Equity Method Investees
		South America	Africa	Others	Total
December 31, 2025
Unproved oil and gas properties	3,866	207	18	−	225	4,091	−
Proved oil and gas properties	88,550	318	−	−	318	88,868	762
Support Equipment	127,089	596	2	1	599	127,688	−
Gross Capitalized costs	219,505	1,121	20	1	1,142	220,647	762
Depreciation, depletion and amortization	(76,253)	(712)	−	(1)	(713)	(76,966)	(407)
Net capitalized costs	143,252	409	20	−	429	143,681	355
December 31, 2024
Unproved oil and gas properties	2,924	160	−	−	160	3,084	−
Proved oil and gas properties	75,088	284	−	−	284	75,372	651
Support Equipment	95,073	726	−	1	727	95,800	−
Gross Capitalized costs	173,085	1,170	−	1	1,171	174,256	651
Depreciation, depletion and amortization	(57,940)	(815)	−	(1)	(816)	(58,756)	(330)
Net capitalized costs	115,145	355	−	−	355	115,500	321
December 31, 2023
Unproved oil and gas properties	3,764	61	−	−	61	3,825	−
Proved oil and gas properties	82,396	243	−	−	243	82,639	607
Support Equipment	103,284	758	−	1	759	104,043	−
Gross Capitalized costs	189,444	1,062	−	1	1,063	190,507	607
Depreciation, depletion and amortization	(63,003)	(811)	−	(1)	(812)	(63,815)	(289)
Net capitalized costs	126,441	251	−	−	251	126,692	318

111

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Africa	Total
December 31, 2025
Acquisition costs:
Proved	207	−	−	−	207	−
Unproved	26	−	18	18	44	−
Exploration costs	1,650	188	−	188	1,838	−
Development costs	16,775	11	−	11	16,786	32
Total	18,658	199	18	217	18,875	32
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	21	−	−	−	21	−
Exploration costs	861	119	−	119	980	−
Development costs	14,007	34	−	34	14,041	14
Total	14,889	153	−	153	15,042	14
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	146	−	−	−	146	−
Exploration costs	862	11	−	11	873	10
Development costs	10,929	53	−	53	10,982	37
Total	11,937	64	−	64	12,001	47

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2025, 2024 and 2023 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the RT&M and G&LCE segments, respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

112

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2025
Net operation revenues:
Sales to third parties	115	113	−	4	117	232	140
Intersegment	59,305	−	−	−	−	59,305	−
	59,420	113	−	4	117	59,537	140
Production costs	(16,250)	(54)	−	(3)	(57)	(16,307)	(36)
Exploration expenses	(1,103)	(114)	−	−	(114)	(1,217)	−
Depreciation, depletion and amortization	(11,673)	(42)	−	−	(42)	(11,715)	(40)
Impairment of oil and gas properties	(1,848)	1	−	−	1	(1,847)	−
Other operating expenses	(2,483)	(9)	55	(4)	42	(2,441)	(7)
Results before income tax expenses	26,063	(105)	55	(3)	(53)	26,010	57
Income tax expenses	(8,880)	36	1	1	38	(8,842)	−
Results of operations (excluding corporate overhead and interest costs)	17,184	(69)	56	(2)	(16)	17,168	57
December 31, 2024
Net operation revenues:
Sales to third parties	175	133	−	−	133	308	170
Intersegment	60,208	−	−	−	−	60,208	−
	60,383	133	−	−	133	60,516	170
Production costs	(15,472)	(59)	−	−	(59)	(15,531)	(50)
Exploration expenses	(901)	(12)	−	−	(12)	(913)	−
Depreciation, depletion and amortization	(9,248)	(44)	−	−	(44)	(9,292)	(36)
Impairment of oil and gas properties	(1,239)	(5)	−	−	(5)	(1,244)	−
Other operating expenses	(5,547)	(5)	71	(1)	65	(5,482)	(10)
Results before income tax expenses	27,977	8	71	(1)	77	28,054	74
Income tax expenses	(9,538)	(3)	2	1	−	(9,538)	−
Results of operations (excluding corporate overhead and interest costs)	18,439	5	73	−	77	18,516	74
December 31, 2023
Net operation revenues:
Sales to third parties	631	136	−	−	136	767	159
Intersegment	66,113	−	−	−	−	66,113	−
	66,744	136	−	−	136	66,880	159
Production costs	(16,946)	(63)	−	−	(63)	(17,009)	(36)
Exploration expenses	(981)	(1)	−	−	(1)	(982)	−
Depreciation, depletion and amortization	(10,186)	(44)	−	−	(44)	(10,230)	(26)
Impairment of oil and gas properties	(2,105)	−	−	−	−	(2,105)	(75)
Other operating expenses	(2,504)	(15)	(8)	(1)	(24)	(2,528)	(25)
Results before income tax expenses	34,023	12	(8)	(1)	3	34,026	(3)
Income tax expenses	(11,568)	(4)	3	1	(1)	(11,569)	−
Results of operations (excluding corporate overhead and interest costs)	22,455	8	(5)	(1)	2	22,457	(3)

113

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

As presented in note 4.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or there must be reasonable certainty that the project will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2025, 2024 and 2023 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

Proved reserves for which substantial new investments in additional wells and related facilities will be required are named proved undeveloped reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2025	9,634	2	−	9,636	13	9,649
Extensions and discoveries	−	2	−	2	2	4
Revisions of previous estimates	1,317	1	−	1,317	3	1,320
Production for the year	(843)	−	−	(843)	(2)	(845)
Reserves at December 31, 2025	10,108	4	−	10,112	16	10,128
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
(*) Apparent differences in the sum of the numbers are due to rounding off.

114

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2025	9,582	168	−	9,750	2	9,752
Extensions and discoveries	−	43	−	43	−	43
Revisions of previous estimates	2,023	(2)	−	2,021	−	2,021
Production for the year	(660)	(17)	−	(677)	(1)	(677)
Reserves at December 31, 2025	10,945	192	−	11,137	2	11,139
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	−	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
(*) Apparent differences in the sum of the numbers are due to rounding off.

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 32% of our total proved reserves of natural gas as of December 31, 2025.

115

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2025, 2024 and 2023:

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2025	11,341	32	−	11,372	14	11,386
Extensions and discoveries	−	9	−	9	2	11
Revisions of previous estimates	1,677	−	−	1,677	3	1,680
Production for the year	(960)	(3)	−	(964)	(2)	(966)
Reserves at December 31, 2025	12,057	38	−	12,095	16	12,112
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	−	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2025, the Company incorporated 1,680 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,138 million boe due to the performance of assets, mainly in Búzios, Tupi, Itapu and Mero fields in Santos Basin, and other revisions; and

(ii) addition of 542 million boe, due to the progress in the development of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mainly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 12,112 million boe in 2025, considering the variations above and the reduction in 2025 production of 966 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2024, the Company incorporated 1,330 million boe of proved reserves by revising previous estimates, including:

(i) addition of 883 million boe due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins; and

(ii) addition of 447 million boe, due to the good performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin, and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 11,386 million boe in 2024, considering the variations above and the reduction in 2024 production of 865 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

116

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

In 2023, the Company incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin; and

(ii) addition of 170 million boe due to new projects and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

In addition, the Company incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

The Company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction in 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

117

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2025
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	5,394	5,280	6,334
South America, outside Brazil (1)	1	63	12
Total Consolidated Entities	5,395	5,343	6,346
Equity Method Investees
North America (1)	14	2	14
Total Equity Method Investees	14	2	14
Total developed Consolidated and Equity Method Investees	5,409	5,345	6,361
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,714	5,665	5,723
South America, outside Brazil (1)	3	129	26
Total Consolidated Entities	4,717	5,794	5,749
Equity Method Investees
North America (1)	2	−	2
Total Equity Method Investees	2	−	2
Total undeveloped Consolidated and Equity Method Investees	4,719	5,794	5,751
Total proved reserves (developed and undeveloped)	10,128	11,139	12,112
(1) South America oil reserves include 18% of natural gas liquid (NGL) in proved developed reserves and 12% of NGL in proved undeveloped reserves. North America oil reserves include 9% of natural gas liquid (NGL) in proved developed reserves and 0% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	−
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
(1) South America oil reserves include 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves include 14% of natural gas liquid (NGL) in proved developed reserves and 17% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

118

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

	2023
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	5,522	5,694
South America, outside Brazil (1)	1	92	17
Total Consolidated Entities	4,711	5,614	5,711
Equity Method Investees
North America (1)	14	6	15
Total Equity Method Investees	14	6	15
Total developed Consolidated and Equity Method Investees	4,726	5,620	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	3,814	5,179
South America, outside Brazil (1)	1	70	13
Total Consolidated Entities	4,501	3,884	5,193
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,503	3,885	5,194
Total proved reserves (developed and undeveloped)	9,228	9,504	10,921
(1) South America oil reserves include 25% of natural gas liquid (NGL) in proved developed reserves and 26% of NGL in proved undeveloped reserves. North America oil reserves include 6% of natural gas liquid (NGL) in proved developed reserves and 7% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, the Company standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

119

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements existing at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on current costs, including abandonment costs, assuming continuing economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

120

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Standardized measure of discounted future net cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2025
Future cash inflows	739,574	757	740,332	1,013
Future production costs	(301,527)	(439)	(301,966)	(116)
Future development costs	(79,396)	(215)	(79,611)	(27)
Future income tax expenses	(128,329)	(38)	(128,366)	−
Undiscounted future net cash flows	230,322	66	230,388	870
10 percent midyear annual discount for timing of estimated cash flows (1)	(107,129)	(26)	(107,155)	(304)
Standardized measure of discounted future net cash flows	123,193	40	123,233	567
December 31, 2024
Future cash inflows	800,773	579	801,353	941
Future production costs	(304,051)	(336)	(304,387)	(139)
Future development costs	(74,770)	(107)	(74,877)	(34)
Future income tax expenses	(149,968)	(58)	(150,026)	−
Undiscounted future net cash flows	271,984	78	272,062	768
10 percent midyear annual discount for timing of estimated cash flows (1)	(128,559)	(31)	(128,590)	(262)
Standardized measure of discounted future net cash flows	143,425	47	143,473	506
December 31, 2023
Future cash inflows	819,428	650	820,078	1,213
Future production costs	(348,787)	(354)	(349,142)	(191)
Future development costs	(64,121)	(113)	(64,235)	(13)
Future income tax expenses	(140,774)	(43)	(140,818)	−
Undiscounted future net cash flows	265,745	139	265,884	1,009
10 percent midyear annual discount for timing of estimated cash flows (1)	(120,216)	(46)	(120,262)	(319)
Standardized measure of discounted future net cash flows	145,529	93	145,622	691
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

121

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2025	143,425	47	143,472	506
Sales and transfers of oil and gas, net of production cost	(43,169)	(44)	(43,213)	(104)
Development cost incurred	16,775	11	16,786	32
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	61	61	62
Revisions of previous quantity estimates	34,971	(2)	34,968	92
Net change in prices, transfer prices and in production costs	(36,812)	14	(36,798)	(12)
Changes in estimated future development costs	(17,913)	(71)	(17,984)	(2)
Accretion of discount	14,343	10	14,353	49
Net change in income taxes	11,574	20	11,594	−
Other - unspecified	−	(6)	(6)	(56)
Balance at December 31, 2025	123,193	40	123,233	567
Balance at January 1, 2024	145,529	93	145,622	691
Sales and transfers of oil and gas, net of production cost	(44,911)	(52)	(44,963)	(119)
Development cost incurred	14,007	34	14,040	14
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	−	7	7	2
Revisions of previous quantity estimates	32,619	26	32,645	(31)
Net change in prices, transfer prices and in production costs	10,226	(41)	10,185	(71)
Changes in estimated future development costs	(23,749)	(18)	(23,767)	(6)
Accretion of discount	14,553	13	14,566	60
Net change in income taxes	(4,848)	(17)	(4,865)	−
Other - unspecified	−	3	3	(32)
Balance at December 31, 2024	143,425	47	143,473	506
Balance at January 1, 2023	191,383	141	191,524	886
Sales and transfers of oil and gas, net of production cost	(49,797)	(54)	(49,851)	(123)
Development cost incurred	10,929	53	10,982	37
Net change due to purchases and sales of minerals in place	(3,894)	−	(3,894)	−
Net change due to extensions, discoveries and improved recovery related costs	5,858	19	5,876	11
Revisions of previous quantity estimates	31,616	3	31,619	82
Net change in prices, transfer prices and in production costs	(63,907)	(97)	(64,004)	(201)
Changes in estimated future development costs	(16,409)	(27)	(16,436)	(17)
Accretion of discount	19,138	20	19,159	68
Net change in income taxes	20,611	30	20,641	−
Other - unspecified	−	5	5	(53)
Balance at December 31, 2023	145,529	93	145,622	691
Apparent differences in the sum of the numbers are due to rounding.

122

Independent auditor's report on the consolidated financial statements

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

www.kpmg.com.br

Independent auditors’ report on the consolidated financial statements
To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras ("the Company") which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Petróleo Brasileiro S.A. - Petrobras, as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements included in the Accountants Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), together with the ethical requirements that are relevant to audits of the financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans
According to notes 4.4 and 19.3 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees and former employees.

The measurement of the actuarial obligation of the defined benefit pension and health care plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its defined benefit pension and health care plans.

We considered the measurement of the actuarial obligations for the defined benefit pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the defined benefit pension and health care plans.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs;

-   Assessment of the scope, competency, and objectivity of the external actuary hired to assist in the estimate definition of the actuarial obligations for the defined benefit pension and health care plans, including the nature and scope of the work performed, their qualification and professional experience; and

-   Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to data obtained from external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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2 - Evaluation of the impairment testing of exploration and production cash generating units
According to notes 4.2.1, 4.2.2, 4.2.2(a) and 25 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company identifies its cash generating units (“CGUs”) of exploration and production, estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures (”CAPEX”), operating expenditures (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow.

Additionally, the definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs.

We considered the impairment testing of exploration and production CGUs as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-   Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources;

-   Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their qualifications and professional experience;

-   Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing these projections with the business plan approved by the Company, and its long-term budgets;

-   Assessment of Company’s ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2025 for a selection of CGUs; and

-   Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them to external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production CGUs are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2025.

3 - Evaluation of the estimate of the provision for decommissioning costs
According to notes 4.6 and 21 of the consolidated financial statements.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Key audit matter	How the matter was addressed in our audit

As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, which comprise the costs for decommissioning and removal of oil and gas production facilities, as well as the estimated timing of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of defining the estimate provision for decommissioning areas, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

-   Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

-   Assessment, with the support of our infrastructure valuation specialists, of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated decommissioning costs by comparing certain costs to existing contracts;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their qualifications and professional experience; and

-   Assessment of Company’s ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized for such facilities.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Other Information

Management is responsible for the other information. The other information comprises the Financial Performance Report.

Our opinion on the consolidated financial statements does not cover the Financial Performance Report and we do not express any form of assurance conclusion thereon as part of our engagement to audit the consolidated financial statements.

In connection with our audit of the consolidated financial statements, our responsibility is to read the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Financial Performance Report, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-      Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-      Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-      Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-      Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 5, 2026

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer